UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 06, 2012 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q12 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q11, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 2Q12 NET INCOME OF R$ 234 MILLION

Indicators (R$ Million)	2Q12	2Q11	Var.	1H12	1H11	Var.
Sales within the Concession Area - GWh - Pro-forma (RGE Effect)	14,116	13,404	5.3%	28,054	26,886	4.3%
Captive Market	10,161	9,680	5.0%	20,381	19,663	3.7%
TUSD	3,954	3,724	6.2%	7,672	7,223	6.2%
Commercialization and Generation Sales - GWh	4,221	3,009	40.3%	7,821	6,128	27.6%
Gross Operating Revenue	5,083	4,515	12.6%	10,125	9,025	12.2%
Net Operating Revenue	3,533	3,045	16.0%	6,954	6,068	14.6%
EBITDA (IFRS)(1)	930	815	14.1%	2,013	1,834	9.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	1,062	890	19.3%	2,129	1,796	18.6%
Net Income (IFRS)	234	294	-20.6%	657	760	-13.6%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	344	344	0.0%	755	719	5.0%
Investments	715	325	119.9%	1,270	737	72.2%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)     EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

2Q12 HIGHLIGHTS

•      Increase of 5.3% in energy sales within the concession area and of 5.0% in sales to the captive market;

•      Commercial start-up of Bio Ipê and Bio Pedra Thermoelectric Facilities in May 2012, totaling 95 MW of installed capacity;

•      Conclusion of the acquisition of Bons Ventos Wind Farms, in June 2012;

•      Distribution of R$ 640 million of intermediary dividends related to 1H12. Dividend yield of 6.1% for the last 12 months;

•      Investments of R$ 715 million in 2Q12 and of R$ 1,270 million in 1H12;

•      Assignment of the AA+(bra) credit rating by Fitch Ratings to the debentures’ issuance of subsidiaries and Ba2 (global scale) and Aa3.br (national scale) by Moody’s to CPFL Renováveis;

•      Increase of 40.3% in the average daily trading volume of CPFL Energia’s shares on BM&FBOVESPA and on NYSE, to R$ 49.8 million in 2Q12 from R$ 35.5 million in 2Q11;

•      In the last 12 months, CPFL Energia’s shares on BM&FBOVESPA were up 21.8%, outperforming the Ibovespa (-12.9%) and the IEE (17.8%) indexes;

•      Agência Estado Empresas Distinction Award 2012.

2Q12 Results | August 06, 2012

INDEX

1) MACROECONOMIC CONTEXT	3

2) ENERGY SALES	6
2.1) Sales within the Distributors’ Concession Area	6
2.1.1) Sales by Class – Concession Area	7
2.1.2) Sales to the Captive Market	7
2.1.3) TUSD by Distributor	8
2.2) Commercialization and Generation Sales – Excluding Related Parties	8

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION	8
3.1) Consolidation of CPFL Renováveis Financial Statements	10

4) ECONOMIC-FINANCIAL PERFORMANCE	11
4.1) Operating Revenue	12
4.2) Cost of Electric Energy	13
4.3) Operating Costs and Expenses	14
4.4) Regulatory Assets and Liabilities	17
4.5) EBITDA	17
4.6) Financial Result	18
4.7) Net Income	18

5) DEBT	19
5.1) Financial Debt (Including Hedge)	19
5.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	22
5.3) Net Debt and Leverage	23
5.4) New Funding in July 2012	24

6) INVESTMENTS	25

7) DIVIDENDS	26

8) STOCK MARKET	27
8.1) Share Performance	27
8.2) Average Daily Volume	28
8.3) Ratings	28

9) CORPORATE GOVERNANCE	29

10) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2012	30

11) PERFORMANCE OF THE BUSINESS SEGMENTS	31
11.1) Distribution Segment	31
11.1.1) Economic-Financial Performance	31
11.1.2) Tariff Review	35
11.1.3) Tariff Adjustment	37
11.2) Commercialization and Services Segment	38
11.3) Conventional Generation Segment	39
11.3.1) Economic-Financial Performance	39
11.4) CPFL Renováveis	42
11.4.1) Economic-Financial Performance	42
11.4.2) Status of Generation Projects	44

12) ATTACHMENTS	47
12.1) Statement of Assets – CPFL Energia	47
12.2) Statement of Liabilities – CPFL Energia	48
12.3) Income Statement – CPFL Energia	49
12.4) Cash Flow – CPFL Energia	50
12.5) Income Statement – Segments of Conventional Generation and CPFL Renováveis	51
12.6) Income Statement – Consolidated Distribution Segment	52
12.7) Economic-Financial Performance – Distributors	53
12.8) Sales within the Concession Area by Distributor (in GWh)	55
12.9) Sales to the Captive Market by Distributor (in GWh)	56

2Q12 Results | August 06, 2012

1) MACROECONOMIC CONTEXT

Recent data about the global economy indicate the probability of a low economic growth in the developed economies in 2012. This turbulent external environment should affect the performance of the Brazilian economy in 2012, especially the industrial sector. Despite government stimuli, the recovery of the industry in general should not be immediate, as stocks remain high.

However, falling unemployment rates, real gains in wealth and credit expansion to household, Brazil has been undergoing a structural transformation and has been outstanding compared to the rest of the world economies.

The unemployment rate has been declining over the following months and continued at the 5.5% level in May 2012 (seasonally adjusted data). The minimum wage increase (in January 2012) and the deceleration of inflation spurred the growth of real average income, which was up 4.8% from January to May 2012 compared to same period in 2011.

Source: IBGE

The reduction of unemployment and the expansion of the average income were responsible for sustaining the growth of household income, which registered an increase of 6.4% in the year.

2Q12 Results | August 06, 2012

Source: IBGE

This movement has contributed to the great expansion of consumption, especially durable goods, favoring the performance of residential and commercial segments.

Other factors that contribute to the expansion of domestic demand and, consequently, the electric energy market, are the expansion of credit and interest rate reduction. According to data from the Brazilian Central Bank and forecasts from LCA, there is still room for credit expansion, as shown in the chart below.

The recent reductions in the basic interest rate and the spreads charged by banks also favor a greater access to credit.

2Q12 Results | August 06, 2012

Source: Brazilian Central Bank.

Finally, it is important to highlight that the maintenance of the good performance of the indicators of employment and income has resulted in significant improvement in income distribution, according to data from IBGE. The forecasts from LCA show a continuation of this trend, as shown in the chart below.

Source: IBGE.

In short, despite the uncertainties in relation to the external environment and industry performance, the prospects for the Brazilian economy are good, compared with the rest of the world, especially with regards to labor market indicators. Thus, it is estimated that the consumption of residential and commercial classes will continue to grow in the coming months, despite the less optimistic forecasts for growth of the Brazilian GDP in 2012, benefiting the profitability of the segment of electric energy due to a prospect of improvement of the sales mix.

2Q12 Results | August 06, 2012

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

In 2Q12, sales within the concession area, achieved by the distribution segment, totaled 13,934 GWh, an increase of 4.0%.

Sales within the Concession Area - GWh
	2Q12	2Q11	Var.	1H12	1H11	Var.
Captive Market	10,124	9,680	4.6%	20,344	19,663	3.5%
TUSD	3,810	3,724	2.3%	7,528	7,223	4.2%
Total	13,934	13,404	4.0%	27,872	26,886	3.7%

In 2Q12, sales to the captive market totaled 10,124 GWh, an increase of 4.6%.

The energy volume in GWh consumed by free customers in the distributors’ operational areas, billed through the Distribution System Usage Tariff (TUSD), rose by 2.3% to 3,810 GWh in 2Q12, reflecting the migration of customers to the free market.

Sales within the Concession Area - GWh
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	3,595	3,256	10.4%	7,226	6,716	7.6%
Industrial	6,115	6,237	-2.0%	12,107	12,178	-0.6%
Commercial	2,222	2,029	9.5%	4,517	4,228	6.8%
Others	2,003	1,882	6.4%	4,021	3,764	6.8%
Total	13,934	13,404	4.0%	27,872	26,886	3.7%

Note: The tables of sales within the concession area by distributor are attached to this report in item 12.8.

Emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 41.7% of the sales within the concession area:

•      Residential and commercial classes: up by 10.4% and 9.5%, respectively, positively impacted by more billing days (on average 2.9 and 2.7 more days, respectively) and higher temperatures in the quarter. Excluding these factors, the growth of these classes would have been 6.8% and 5.8%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and the expansion of credit to consumption) over recent years.

•      Industrial class: down by 2.0%, due to the fall in industrial production. Despite the industrial production at a slower pace, requests for reduction in power demand from industrial customers were not observed in the period, favoring the maintenance of the revenue level coming from this class.

2Q12 Results | August 06, 2012

Adjustment in the Billing Calendar of Free Customers and Concessionaires of RGE

Sales within the Concession Area - GWh - Pro-forma (RGE Effect)
	2Q12	2Q11	Var.	1H12	1H11	Var.
Captive Market	10,161	9,680	5.0%	20,381	19,663	3.7%
TUSD	3,954	3,724	6.2%	7,672	7,223	6.2%
Total	14,116	13,404	5.3%	28,054	26,886	4.3%

Worthy of note is that the physical data of 2Q12 was negatively affected by an adjustment in the billing calendar of free customers and concessionaires of RGE. This change, however, did not result in any change at the Operating Revenue level due to the classification of this energy as revenue “not invoiced”. Including the 182 GWh (38 GWh related to the captive market and 144 GWh related to the TUSD) not invoiced in May 2012, the sales to the captive market would have increased 5.0% in 2Q12, the volume of energy delivered (TUSD) would have increased 6.2% and the percentage increase in sales within the concession area would have been of 5.3%.

2.1.1) Sales by Class – Concession Area

Note: in parentheses, the variation in percentage points from 2Q11 to 2Q12.

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	3,595	3,256	10.4%	7,226	6,716	7.6%
Industrial	2,437	2,628	-7.3%	4,843	5,193	-6.7%
Commercial	2,112	1,935	9.1%	4,299	4,034	6.6%
Others	1,979	1,861	6.4%	3,976	3,721	6.9%
Total	10,124	9,680	4.6%	20,344	19,663	3.5%

Note: The captive market sales by distributor tables are attached to this report in item 12.9.

2Q12 Results | August 06, 2012

2.1.3) TUSD by Distributor

TUSD by Distributor - GWh
	2Q12	2Q11	Var.	1H12	1H11	Var.
CPFL Paulista	1,938	1,849	4.8%	3,770	3,591	5.0%
CPFL Piratininga	1,519	1,457	4.2%	2,924	2,806	4.2%
RGE	284	366	-22.5%	696	722	-3.5%
CPFL Santa Cruz	7	5	41.3%	14	9	54.3%
CPFL Jaguari	16	11	52.1%	40	27	49.2%
CPFL Mococa	3	-	0.0%	5	-	0.0%
CPFL Leste Paulista	12	11	7.6%	24	21	17.6%
CPFL Sul Paulista	31	25	24.4%	54	47	15.4%
Total	3,810	3,724	2.3%	7,528	7,223	4.2%

2.2) Commercialization and Generation Sales – Excluding Related Parties

Commercialization and Generation Sales - GWh
	2Q12	2Q11	Var.	1H12	1H11	Var.
Renewable	820	-	0.0%	1,113	-	0.0%
Commercialization and Conventional Generation	3,400	3,009	13.0%	6,707	6,128	9.5%
Total	4,221	3,009	40.3%	7,821	6,128	27.6%

Note: Excludes sales to related parties and in the CCEE. Considers Furnas (Semesa) and other generation sales outside the group, except Epasa’s sales (availability contract). Considers 100% of the sales of CPFL Renováveis. Considers the provisioned supply of 9 GWh in 2Q12.

In 2Q12, commercialization and generation sales moved up by 40.3% to 4,221 GWh, due to (i) the increase in sales to free customers, as a result of the increase in the number of customers in the portfolio in 2Q12 compared to 2Q11 (from 122 to 208), and (ii) the increase in sales through commercialization and generation’s bilateral contracts.

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities Enercan, Baesa, Foz do Chapecó and Epasa, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2012 and December 31, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and in CPFL Renováveis. On June 30, 2011, the participation of non-controlling interests refered to the third-party interests in the subsidiaries Ceran and Paulista Lajeado.

2Q12 Results | August 06, 2012

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,800	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,495	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,325	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	187	20 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	34	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	76	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	42	16 years	July 2015

Energy generation (Conventional and Renewable sources)(1)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%(2)	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 11.4.2	See item 11.4.2	See item 11.4.2

Notes:

(1)       Does not include the 24 MW of installed capacity equivalent to the 9 Small Hydroelectric Power Plants of the distribution companies: Companhia Leste Paulista de Energia (CPFL Leste Paulista), Companhia Sul Paulista de Energia (CPFL Sul Paulista), Companhia Jaguari de Energia (CPFL Jaguari) and Companhia Luz e Força Mococa (CPFL Mococa);

(2)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

2Q12 Results | August 06, 2012

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")(1)	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct and indirect 100%
CPFL Telecom S.A ("CPFL Telecom")(2)	Private corporation	Telecommunication services	Direct 100%

Notes: (1) Former Chumpitaz Serviços S.A.; (2) Former CPFL Bio Itapaci S.A.

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

3.1) Consolidation of CPFL Renováveis Financial Statements

On August 24, 2011, the joint venture between CPFL Energia and ERSA was actually implemented, through the incorporation of CPFL Renováveis, when CPFL Energia started holding, indirectly, 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%).

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

On December 19, 2011, CPFL Renováveis concluded the acquisition of Jantus throught the capital increase of CPFL Brasil on CPFL Renováveis. CPFL Energia now indirectly holds 63.0% of CPFL Renováveis, through its subsidiaries CPFL Geração (35.5%) and CPFL Brasil (27.5%).

Jantus has been consolidated in CPFL Renováveis’ financial statements since December 1, 2011.

2Q12 Results | August 06, 2012

4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Thousands)
	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	5,082,649	4,515,489	12.6%	10,124,764	9,025,253	12.2%
Net Operating Revenues	3,533,449	3,044,857	16.0%	6,954,437	6,067,641	14.6%
Cost of Electric Power	(1,882,621)	(1,524,451)	23.5%	(3,548,350)	(2,943,113)	20.6%
Operating Costs & Expenses	(1,023,486)	(883,515)	15.8%	(1,910,993)	(1,633,482)	17.0%
EBIT	627,341	636,891	-1.5%	1,495,094	1,491,046	0.3%
EBITDA (IFRS)(1)	929,535	814,571	14.1%	2,013,092	1,834,484	9.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	1,061,956	890,480	19.3%	2,129,328	1,796,001	18.6%
Financial Income (Expense)	(238,385)	(182,050)	30.9%	(452,933)	(313,156)	44.6%
Income Before Taxes	388,957	454,841	-14.5%	1,042,161	1,177,891	-11.5%
NET INCOME (IFRS)	233,628	294,083	-20.6%	656,826	759,958	-13.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	343,879	343,882	0.0%	754,972	719,172	5.0%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

ADJUSTMENTS ON FINANCIAL STATEMENTS, FOR COMPARISON PURPOSES	EBITDA		Net Income
(In Millions of Reais)
	2Q12	2Q11	2Q12	2Q11
Reported amount (A)	929.5	814.6	233.6	294.1
(-) Non-recurring effects
Incentivated Retirement Program (PAI)	-	(47.5)	-	(31.4)
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09	(6.7)	(11.2)	(4.4)	(7.4)
Provision for contingency of ISS taxes on services, at Enercan	-	(9.6)	-	(6.4)
Basic network charges due by Epasa (related to 2010)	-	(6.2)	-	(4.1)
Adjustments in the Use of Public Assets (UBP), in the depreciation, in the financial expense and fiscal credit reversal (power generation plants)	-	-	(25.0)	(13.5)
(=) Total non-recurring effects (B)	(6.7)	(74.6)	(29.4)	(62.8)
(+) Regulatory Assets and Liabilities
Provisory tariff review procedure of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari) - Net Revenue	(63.1)	-	(41.7)	-
Other Regulatory Assets and Liabilities	188.8	1.3	122.5	(13.0)
(+) Regulatory Assets and Liabilities (C)	125.7	1.3	80.8	(13.0)
(=) Total adjustments (D = C - B)	132.4	75.9	110.3	49.8
Adjusted amount (A + D)	1,062.0	890.5	343.9	343.9

2Q12 Results | August 06, 2012

4.1) Operating Revenue

Gross operating revenue in 2Q12 reached R$ 5,083 million, representing an increase of 12.6% (R$ 567 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,761 million, an increase of 11.6% (R$ 496 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Increase of 5.0% in the sales volume to the captive market;

•         Average tariff adjustment of 5.3% in the distribution companies (considering the customer perception), for the period between 2Q11 and 2Q12;

•         Increase of 6.5% (R$ 21 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market;

•         Additional gross revenue from CPFL Renováveis, in the amount of R$ 121.6 million (R$ 114.2 million net of taxes), due to:

            (i)               The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 86.0 million net of taxes);

           (ii)               The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 19.7 million net of taxes);

          (iii)               The beginning of operations of the projects (R$ 9.9 million net of taxes):

▪  Bio Formosa thermoelectric facility, in September 2011;

▪  Bio Buriti thermoelectric facility, in October 2011;

▪  Bio Ipê and Bio Pedra thermoelectric facilities, in May 2012.

Partially offset by:

         (iv)               Amounts eliminated in the consolidation of CPFL Renováveis (R$ 1.4 million).

It is important to mention that part of the sales of these projects is made to companies within CPFL Group, being eliminated in the CPFL Energia consolidation.

These factors were partially offset by the R$ 7.6 million reduction in 6 distribution companies of CPFL Group (CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari) related to the reclassification of the revenue for the exceeding demand and surplus of reactive to “special obligations”. Of this amount, R$ 5.7 milllion are related to CPFL Piratininga and the remaining amount (R$ 1.9 million) is related to the other 5 distribution companies mentioned.

In compliance with Aneel’s Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of Financial Statements, these 6 distribution companies adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item.

These distribution companies made the reclassification (such amounts have been accrued as “Special Obligations”, in compliance with the Accounting Pronouncement CPC 25) but are awaiting a court decision regarding how to treat these revenues. On February 7, 2012, the Brazilian Association of the Electricity Distributors (Abradee) obtained the suspension of the effects of No.463 Normative Resolution, with early relief accepted and suspension of the ruling for booking revenues for exceeding demand and surplus of reactive as special obligations. In June 2012, the effect requested by Aneel in its "Bill of Review," which had suspended the early relief originally granted in favor of Abradee, was accepted. The six distributors are waiting the final sentence for the definitive treatment of these revenues.

2Q12 Results | August 06, 2012

Deductions from the operating revenue were R$ 1,549 million, representing an increase of 5.3% (R$ 79 million), mainly due to the following factors: (i) increase of 10.5% in ICMS tax (R$ 74.6 million); (ii) increase of 11.0% in CDE sector charge (R$ 14.5 million); (iii) increase in global reversal reserve - RGR (R$ 12.6 million); (iv) increase of 18.2% in Proinfa (R$ 3.0 million); and (v) increase of 8.5% in the amounts related to the R&D and energetic efficiency program (R$ 2.9 million). These increases were partially offset by the reductions: (i) of 11.5% in CCC sector charge (R$ 20.8 million) and (ii) of 2.2% in the Pis and Cofins taxes (R$ 8.2 million).

The reduction in the Pis and Cofins is due to the reclassification of Pis and Cofins taxes credits on the depreciation (in the amount of R$ 49.8 million), from the “depreciation expenses” line (where they were originally registered) to the “deductions from the operating revenue” line. This reclassification was made for better accounting purposes and does not affect the net income.

Net operating revenue reached R$ 3,533 million in 2Q12, representing an increase of 16.0% (R$ 489 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 3,212 million, an increase of 14.9% (R$ 417 million).

4.2) Cost of Electric Energy

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,883 million in 2Q12, representing an increase of 23.5% (R$ 358 million):

•      The cost of electric power purchased for resale in 2Q12 was R$ 1,539 million, representing an increase of 26.7% (R$ 324 million), due to the following effects:

         (i)       Increase in the cost of energy purchased in the short term (R$ 169.4 million), mainly due to the increase in the average purchase price (138.0%);

        (ii)      Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 116.8 million), mainly caused by the increases of 9.0% in the average purchase price and of 2.3% (194 GWh) in the volume of purchased energy;

       (iii)       Increase in the cost of energy from Itaipu (R$ 58.8 million), mainly due to the 26.8% increase in the average purchase price, partially offset by the 1.0% reduction (26 GWh) in the volume of purchased energy;

      (iv)       Increase in the PROINFA cost (R$ 12.0 million), due to the 89.0% increase in the volume of purchased energy (115 GWh), partially offset by the 32.1% reduction in the average purchase price.

Partially offset by:

       (v)        Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 33.1 million).

•      Charges for the use of the transmission and distribution system reached R$ 343 million in 2Q12, a 11.1% increase (R$ 34 million), mainly due to the following factors:

            (i)                Increase of 12.6% in the basic network charges (R$ 30.9 million), mainly due to the increases of 18.5% in CPFL Paulista (R$ 20.6 million) and of 18.3% in CPFL Piratininga (R$ 10.3 million);

           (ii)                Increase in the energy reserve charges (R$ 22.1 million);

          (iii)               Increase of 36.5% in the charges for the use of the distribution system (R$ 3.4 million);

2Q12 Results | August 06, 2012

         (iv)               Increase  of 15.4% in the conection charges (R$ 2.7 million);

          (v)                Increase of 7.1% in Itaipu charges (R$ 1.5 million).

Partially offsetting:

         (vi)               Reduction of 44.9% (R$ 18.5 million) in the system service usage charges - ESS, mainly due to the reductions of 56.6% (R$ 15.1 million) in CPFL Paulista and of 57.8% (R$ 6.7 million) in CPFL Piratininga;

        (vii)                Increase in PIS and Cofins tax credits, generated from the energy charges for the use of the transmission and distribution system (R$ 7.8 million).

4.3) Operating Costs and Expenses

Operating costs and expenses were R$ 1,023 million in 2Q12, registering an increase of 15.8% (R$ 140 million), due to the following factors:

•      Increase of 28.5% (R$ 71 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 322 million in 2Q12, has its counterpart in the “operating revenue”;

•         The Private Pension Fund, which represented a revenue of R$ 22.3 million in 2Q11 and of R$ 2.5 million in 2Q12, resulting in a negative variation of R$ 19.8 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report.

•      Depreciation and Amortization, which represented a net increase of 52.3% (R$ 105 million), mainly due to the following factors:

            (i)         Additional of CPFL Renováveis, in the amount of R$ 57.2 million, related to:

•          The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 43.8 million);

•          The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 7.7 million);

•          The beginning of operations of the projects (R$ 5.7 million):

✓  Bio Formosa thermoelectric facility, in September 2011;

✓  Bio Buriti thermoelectric facility, in October 2011;

✓  Bio Ipê and Bio Pedra thermoelectric facilities, in May 2012.

           (ii)         Increase in the Conventional Generation Segment, in the amount of R$ 16.1 million, mainly due to the negative net effect, in the amount of R$ 13.4 million, of the following non-recurring itens:

•           In 2Q11: non-recurring accounting adjustments in the generation plants (R$ 7.5 million);

•           In 2Q12: non-recurring  accounting adjustments (Use of the Public Asset - UBP - and depreciation) at Baesa and Enercan (R$ 20.8 million).

Excluding these effects, the depreciation and amortization in the Conventional Generation Segment for 2Q12 would have totaled R$ 63.2 million compared to R$ 60.4 million in 2Q11, an increase of 4.6% (R$ 2.8 million), mainly due to the change in the depreciation rate by the Brazilian Electric Energy Agency (ANEEL), that reduced the useful life of the energy generation assets (R$ 3.3 million).

2Q12 Results | August 06, 2012

On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367 of June 2, 2009, and became effective on January 1, 2012. This change resulted in a reduction in the useful life of generation assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

          (iii)         Increase in the Distribution Segment, in the amount of R$ 34.2 million, mainly due to the following factors:

                  (i)                 The reclassification, in the amount of R$ 49.8 million, of Pis and Cofins tax credits on the depreciation, in the controlled companies CPFL Paulista, CPFL Piratininga and RGE, from the “depreciation expenses” line (where they were originally registered) to the “deductions from the operating revenue” line. This reclassification was made for better accounting purposes and does not affect the net income.

Partially offset by:

                 (ii)               The reduction, in the amount of R$ 14.8 million, related to the change in the depreciation rates stablished by the Brazilian Electric Energy Agency (ANEEL). In the average, this change (already explained in the item “(ii)” above), caused an increase in the useful life of the energy distribution assets and, pursuant to the accounting pronouncement CPC 23, the distribution companies changed the fixed asset depreciation prospectively, from that date.

The effects that contributed to the increase in the operating costs and expenses were partially offset by:

•      The PMSO item, that reached R$ 399.6 million in 2Q12, compared to R$ 455.4 million in 2Q11, registering a reduction of 12.3% (R$ 55.9 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 2Q11):

         (i)           Non-recurring  increase in 2Q11  Personnel Expenses due to the Incentivated Retirement Program – PAI  (R$ 47.5 million);

        (ii)           Non-recurring  expenses with technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09 (R$ 6.7 million in 2Q12 compared to R$ 11.2 million in 2Q11, representing a difference of R$ 4.5 million);

       (iii)           Non-recurring  effect in 2Q11 related to the provision for contingency of ISS taxes on services, at Enercan (R$ 9.6 million);

      (iv)           Additional PMSO of CPFL Renováveis, in the amount of R$ 28.4 million, due to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 27.1 million);

•        The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 1.9 million);

•        The beginning of operations of the projects (R$ 0.4 million):

✓Bio Formosa thermoelectric facility, in September 2011;

✓Bio Buriti thermoelectric facility, in October 2011;

2Q12 Results | August 06, 2012

✓Bio Ipê and Bio Pedra thermoelectric facilities, in May 2012.

Partially offset by:

•         Amounts eliminated in the consolidation of CPFL Renováveis (R$ 1.0 million).

Excluding these effects, PMSO for 2Q12 would have totaled R$ 364.4 million and PMSO for 2Q11 would have been R$ 387.1 million, a reduction of 5.8% (R$ 22.6 million), compared to the IGP-M index of 5.1% (for the last 12 months).

This reduction is the result of the implementation of the Incentivated Retirement Program (PAI) and the “zero base budget” (ZBB) methodology in CPFL Group. The ZBB methodology avoids that eventual inefficiencies from past budgets are maintained, that is, are carried over to the future budget processes.

MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	2Q12	2Q11	Variation
			R$ MM	%
Reported PMSO (A)	(399.6)	(455.4)	55.9	-12.3%
Non-recurring effects
Incentivated Retirement Program (PAI)	-	(47.5)	47.5	-
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09	(6.7)	(11.2)	4.5	-
Non-recurring effect related to the provision for contingency of ISS taxes on services, at Enercan	-	(9.6)	9.6	-
(=) Total non-recurring effects (B)	(6.7)	(68.4)	61.7	-
Other adjustments (that need to be excluded for comparison purposes)	-	-	-
Additional PMSO of CPFL Renováveis	(28.4)	-	(28.4)	-
(=) Total other adjustments (C)	(28.4)	-	(28.4)	-
Adjusted PMSO (A - B - C)	(364.4)	(387.1)	22.6	-5.8%

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)            Material expenses, which registered a reduction of 16.2% (R$ 3.8 million), mainly due to the decrease in the expenses with maintenance and operation of lines and network, and with maintenance of equipments (R$ 4.8 million);

        (ii)          Out-sourced services expenses, which registered a decrease of 10.7% (R$ 13.3 million) mainly due to the decrease in expenses with: (i) reading of meters (R$ 5.7 million); (ii) transportation (R$ 5.2 million); (iii) consulting (R$ 4.3 million); and (iv) reading and delivery of bills (R$ 2.3 million).

       (iii)            Other operating costs/expenses, which registered a decrease of 15.7% (R$ 12.7 million), mainly due to the following factors:

•         Reduction in the royalties expenses in Baesa, Enercan, Ceran and Foz do Chapecó generation plants, due to lower energy generation in 2Q12 (R$ 5.2 million);

•         Gain with assets disposal (R$ 3.1 million);

2Q12 Results | August 06, 2012

•         Decrease in legal and judicial expenses and indemnities (R$ 0.6 million).

Partially offset by:

      (iv)       Personnel expenses, which reported a net increase of 4.5% (R$ 7.2 million), mainly due to the following factors:

•         Collective Bargaining Agreement for 2011 (that affected April and May) and for 2012 (that affected June), that readjusted the wages by 7.58%, in the average (R$ 9.2 million);

•         Business expansion of CPFL Serviços and CPFL Atende (R$ 2.4 million).

   Excluding these effects, the personnel expenses would present a reduction of 2.8% (R$ 4.4 million).

4.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 125.7 million in 2Q12 and of R$ 1.3 million in 2Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

Provisory tariff procedures:

It is important to note that, as directed by Aneel, the 2Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari), corresponding to a reduction of R$ 63.1 million in the EBITDA. The application of this methodology should have occurred on October 23, 2011, for CPFL Piratininga, and on February 3, 2012, for the other distribution companies (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari). Therefore, the amount related to the impact of the provisory tariff procedures of the distribution companies tariff review in 2012 needs to be accumulated from January 1 to October 22, 2012, for CPFL Piratininga, and from Fabruary 3 to December 31, 2012 for the other 5 smaller distribution companies.

Impact of the provisory tariff procedure	EBITDA	Net Income
(R$ million)	2Q12	2Q12
CPFL Piratininga	(51.5)	(34.0)
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari	(11.6)	(7.7)
Total	(63.1)	(41.7)

4.5) EBITDA

Based on the above factors, 2Q12 EBITDA (IFRS) reached R$ 930 million, registering a 14.1% increase (R$ 115 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 1,062 million in 2Q12 and R$ 890 million in 2Q11, an increase of 19.3% (R$ 171 million).

2Q12 Results | August 06, 2012

4.6) Financial Result

The 2Q12 net financial expense was R$ 238 million, a 30.9% increase (R$ 56.3 million) compared with the net financial expense of R$ 182 million reported in 2Q11.

The items explaining these changes are as follows:

•        Financial Expenses: increase of 18.7% (R$ 57.5 million), from R$ 307.6 million in 2Q11 to R$ 365.1 million in 2Q12, mainly due to the following factors:

        (i)        Financial expenses from CPFL Renováveis, in the amount of R$ 44.1 million, due to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 31.3 million);

•        The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 12.8 million).

       (ii)         Higher financial expense due to the higher debt balance in the other controlled companies (R$ 14.6 million);

      (iii)      The currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) in the distribution companies (R$ 16.2 million);

     (iv)         Redution in the financial expense with the Use of Public Asset (“UBP”) (R$ 17.4 million), mainly due to the non-recurring  accounting adjustments related to the re-calculation of the UBP of the generation plants (R$ 13.7 million), as follows:

•        Increase in 2Q11  expense (R$ 13.0 million);

•        Decrease in 2Q12  expense (R$ 0.7 million).

•         Financial Revenues: increase of 1.0% (R$ 1.2 million), from R$ 125.5 million in 2Q11 to R$ 126.7 million in 2Q12.

4.7) Net Income

Net income (IFRS) in 2Q12 was R$ 234 million, a decrease of 20.6% (R$ 60 million). This result reflects the higher financial expense related to the higher Company’s debt to support the strategy of expanding its business, mainly for CPFL Renováveis generation segment, as explained before.

Excluding the amount related to the non-controlling shareholders, the net income (IFRS) in 2Q12 was R$ 229 million, a decrease of 20.4% (R$ 59 million), compared to the net income of R$ 288 million in 2Q11.

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 344 million in 2Q12, the same amount presented in 2Q11.

2Q12 Results | August 06, 2012

5) DEBT

5.1) Financial Debt (Including Hedge)

CPFL Energia’s financial debt (including hedge) reached R$ 15,149 million in 2Q12, increase of R$ 2,764 million or 22.3%. This increase in net debt is mainly a reflection of:

•         the consolidation of 100% of the debt of CPFL Renováveis (principal + charges), which according to the new IFRS accounting practices, has added around R$ 3,444 million to the consolidated indebtedness of CPFL Energia. Part of these funds, around R$ 1,761 million, was assumed through the merger with the assets of ERSA in the incorporation of CPFL Renováveis and the acquisitions of the assets of Jantus, Santa Luzia Small Hydro Power Plant and Bons Ventos wind farms. In addition, there were borrowings for the payment of these acquisitions, as well as for the construction of several greenfield projects, which totaled around R$ 1,683 million;

•         the reduction in indebtedness due to the amortizations, net of funding, in the amount of R$ 855 million, in the other Group companies (conventional generation, distribution and commercialization segments);

•         the increase in the other charges and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 175 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding, net of amortizations, in the amount of R$ 1,683 million, and debt assumptions in the amount of R$ 1,761 million:

+      Debentures issuance by CPFL Renováveis (1st Issue of R$ 430 million);

+      Funding of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 584 million;

+      Funding related to the acquisition of Santa Luzia Small Hydro Power Plant through the 2nd Issue of Debentures, in the amount of R$ 165 million;

+      Funding related to the acquisition of Bons Ventos (operation with redeemable preferred shares), in the amount of R$ 400 million;

+      Funding of working capital related to Coopcana and Alvorada Thermoelectric Power Plants and Atlântica Wind Complex, in the amount of R$ 79 million;

+      Funding of BNDES financing for Salto Góes Small Hydroelectric Power Plant, in the amount of R$ 51 million;

2Q12 Results | August 06, 2012

-      Amortizations of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 26 million.

+      Indebtedness from the incorporation of CPFL Renováveis (source ERSA), in the amount of R$ 475 million;

+      Indebtedness from the acquisition of Jantus by CPFL Renováveis, in the amount of R$ 666 million, of which R$ 517 million are related to the 1st Issue of Debentures and R$ 149 million are related to BNB financing;

+      Indebtedness from the acquisition of Santa Luzia Small Hydroelectric Power Plant by CPFL Renováveis, in the amount of R$ 130 million, related to BNDES financing;

+      Indebtedness from the acquisition of Bons Ventos by CPFL Renováveis, in the amount of R$ 490 million, of which R$ 224 million are related to BNDES financing, R$ 189 million are related to BNB financing and R$ 77 million are related to NIB (Nordic Investment Bank) financing.

•         Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 33 million:

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 952 million), CPFL Piratininga (R$ 336 million), RGE (R$ 129 million), CPFL Leste Paulista (R$ 8 million), CPFL Sul Paulista (R$ 8 million), CPFL Jaguari (R$ 7 million) and CPFL Mococa (R$ 7 million);

+      Funding of working capital by CPFL Jaguari (R$ 19 million), CPFL Leste Paulista (R$ 7 million) and CPFL Mococa (R$ 6 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 29 million;

-      Amortizations of the principal of CPFL Piratininga (4th Issue of R$ 280 million), RGE (3rd Issue of R$ 127 million and 4th Issue of R$ 185 million), CPFL Paulista (3rd Issue of R$ 213 million and 4th Issue of R$ 110 million), CPFL Leste Paulista (1st Issue of R$ 24 million), CPFL Sul Paulista (1st Issue of R$ 16 million) and CPFL Jaguari’s debentures (1st Issue of R$ 10 million);

-      Amortization carried out in compliance with Brazilian Central Bank Resolution 2770 by CPFL Paulista (R$ 489 million)

-      Other amortizations, net of funding, in the amount of R$ 21 million.

•         CPFL Geração, EPASA and Conventional Generation Projects: amortizations (BNDES and other financial institutions), net of funding, totaling R$ 723 million:

+      Debentures issuance by EPASA (3rd Issue of R$ 69 million);

+      Funding of BNDES financing for EPASA (R$ 105 million), CPFL Brasil (R$ 6 million) and Foz do Chapecó (R$ 5 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Geração (R$ 100 million);

+      Funding of BNB financing for Epasa (R$ 10 milhões);

-      Amortizations of the principal of Epasa (2nd Issue of R$ 211 million), CPFL Geração (2nd Issue of R$ 425 million), BAESA (R$ R$ 6 million) and ENERCAN’s debentures (R$ 4 million);

-      Amortizations of working capital by CPFL Geração (R$ 100 million), Foz do Chapecó (R$ 26 million) and CERAN (R$ 22 million);

-      Amortizations of BNDES financing for CPFL Geração (R$ 56 million), CERAN (R$ 54 million), Foz do Chapecó (R$ 50 million), ENERCAN (R$ 35 million), BAESA (R$ 19 million) and EPASA (R$ 4 million);

2Q12 Results | August 06, 2012

-      Other amortizations, net of funding, in the amount of R$ 7 million.

•         CPFL Brasil:

-      Amortization of the principal of CPFL Brasil’s debentures (1st Issue of R$ 165 million).

During the second half of 2011, CPFL Energia put into practice its pre-funding strategy, anticipating funding for maturing debt during 2012. Over the 12 months ended on June 30, 2012, CPFL Energia made amortizations that exceeded the mark of R$ 3,000 million. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 1.0 percentage point, to 10.4% per year, as well as extending its debt profile by 7.3%, from 4.1 to 4.4 years. Thus, the percentage of the debt classified as short-term declined from 21.1%, 2Q11, to 13.2%, in 2Q12.

Financial Debt - 2Q12 (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	(1,913)	-	3,670	2,958	1,756	2,958	4,714
BNDES/BNB - Investment	26,103	-	588,048	4,355,294	614,151	4,355,294	4,969,445
BNDES - Income Assets	62	-	2,590	7,590	2,653	7,590	10,242
BNDES - Working Capital	402	-	85,597	6,895	85,999	6,895	92,894
Financial Institutions	158,955	185	501,712	1,989,323	660,667	1,989,509	2,650,176
Others	779	-	11,306	26,055	12,085	26,055	38,140
Subtotal	184,388	185	1,192,922	6,388,115	1,377,311	6,388,301	7,765,611

Foreign Currency
Financial Institutions	19,280	-	2,220	2,081,839	21,500	2,081,839	2,103,339
Subtotal	19,280	-	2,220	2,081,839	21,500	2,081,839	2,103,339

Debentures
CPFL Energia	13,258	-	150,000	300,000	163,258	300,000	463,258
CPFL Paulista	6,111	-	213,333	695,878	219,445	695,878	915,323
CPFL Piratininga	6,842	-	-	418,730	6,842	418,730	425,572
RGE	7,974	-	126,667	196,399	134,641	196,399	331,040
CPFL Santa Cruz	341	-	-	64,718	341	64,718	65,059
CPFL Brasil	9,398	-	-	1,315,919	9,398	1,315,919	1,325,317
CPFL Geração	10,644	-	-	940,987	10,644	940,987	951,631
EPASA	7,454	-	14,077	54,040	21,531	54,040	75,571
BAESA	390	-	5,716	18,654	6,106	18,654	24,760
ENERCAN	199	-	3,634	45,183	3,833	45,183	49,016
CPFL Renováveis	9,930	-	26,371	1,077,422	36,301	1,077,422	1,113,723
Subtotal	72,541	-	539,798	5,127,931	612,339	5,127,931	5,740,270

Financial Debt	276,209	185	1,734,940	13,597,885	2,011,150	13,598,070	15,609,220

Hedge	-	-	-	-	(10,840)	(449,036)	(459,876)

Financial Debt Including Hedge	-	-	-	-	2,000,309	13,149,035	15,149,344
Percentage on total (%)	-	-	-	-	13.2%	86.8%	100%

Of the total indebtedness of R$ 15,149 million in 2Q12, R$ 13,149 million (86.8%) are considered long term and R$ 2,000 million (13.2%) are considered short term. In 2Q11, of the total of R$ 12,386 million, R$ 9,769 million (78.9%) are considered long term and R$ 2,617 million (21.1%) are considered short term.

2Q12 Results | August 06, 2012

5.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 15,566 million in 2Q12, growth of 20.6%. The nominal average cost of debt fell from 11.4% p.a. in 2Q11 to 10.4% p.a. in 2Q12, due to the decrease in the CDI interbank rate (from 11.0% to 10.7%) and in the IGP-M (from 8.6% to 5.1%). (accrued rates in the last 12 months)

Debt Profile – 2Q11

	R$	Swap
	Million

	405	104.98% of CDI
Banking	97	106.00% to 106.5% of CDI
Hedge	70	139.3% of CDI
4.9%	43	106.0% of CDI
	20	81.3% of CDI

		Revenue with foreign exchange component
Natural
Hedge	43
0.3%

Debt Profile – 2Q12

	R$	Swap
	Million

	1,909	95.50% to 106.85% of CDI
Banking	146	108.00% of CDI
Hedge	80	143.90% of CDI
13.9%	65	106.30% of CDI
	22	102.50% of CDI

		Revenue with foreign exchange component
Natural
Hedge	43
0.3%

Note: PSI – Investment Support Program

2Q12 Results | August 06, 2012

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the BNDES-TJLP-indexed portion (from 23.9%, in 2Q11, to 31.1%, in 2Q12) and prefixed-PSI (from 3.5%, in 2Q11, to 5.1%, in 2Q12), and a decrease in the portion tied to the CDI-pegged portion (from 68.0%, in 2Q11, to 60.3%, in 2Q12) and the IGP-M/IGP-DI (from 4.3%, in 2Q11, to 3.2%, in 2Q12).

The foreign-currency and TJLP debt would have come to 13.7% and 31.5% of the total, respectively, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency and TJLP to the CDI, the effective foreign-currency and TJLP debt is 0.3% (all of this possesses a natural hedge) and 31.1%, respectively.

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund.

5.3) Net Debt and Leverage

R$ Thousands	2Q12	2Q11	Var.
Financial Debt (including hedge)	(15,149,344)	(12,385,801)	22.3%
(+) Available Funds	2,014,281	4,402,948	-54.3%
(=) Net Debt	(13,135,064)	(7,982,853)	64.5%

In 2Q12, net debt totaled R$ 13,135 million, an upturn of 64.5% or R$ 5,152 million, due to the following factors:

•         Increase of R$ 2,764 million in the gross indebtedness, as described in the item 5.1;

•         Reduction of R$ 2,388 million in the balance of the cash, mainly explained by:

          (i)        Cash generation of operating activities: +R$ 2,342 million;

         (ii)        Payment of the acquisitions (Jantus, Santa Luzia, Atlântica and Bons Ventos): -R$ 1,602 million;

        (iii)        Investments in the period: -R$ 2,437 million;

        (iv)        Net funding in the period: +R$ 634 million;

         (v)        Payment of dividends: -R$ 1,515 million;

        (vi)        Other movements: +R$ 190 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects, as Jantus and Bons Ventos. As a result, adjusted net debt totaled R$ 11,767 million and adjusted EBITDA reached R$ 4,182 million, and the adjusted Net Debt / adjusted EBITDA at the end of 2Q12 reached 2.81x (value to be reviewed by the independent auditors). Considering the net debt without adjustment and the IFRS reported EBITDA accumulated in 12 months up to the end of 2Q12 in the amount of R$ 3,947 million, the Company would have closed the quarter with a net leverage of 3.33x.

2Q12 Results | August 06, 2012

5.4) New Funding in July 2012

Following its strategy of pre-funding and aimed at taking advantage of improved market conditions, the Company made, in July 2012, new borrowings to roll over its debt maturing in 2013.

Debentures Issues

In June 2012, the debentures issues of the controlled companies CPFL Paulista, CPFL Piratininga and RGE were approved, with the provision of guarantee by CPFL Energia. The issues were in the total amount of R$ 1,270 million, with term of 7 years and interest rate of CDI + 0.80% p.a.. The amounts by company were as follows: (i) CPFL Paulista: R$ 660 million; (ii) CPFL Piratininga: R$ 110 million; and (iii) RGE: R$ 500 million. The amounts were disbursed in July 2012.

Law 4,131/62 Financing Disbursements

In July 2012, disbursements for controlled companies occurred, in the total amount of R$ 297 million, with term between 3 and 4 years and average cost of 104.7% of CDI. The amounts by company were as follows: (i) RGE: R$ 94 million; (ii) CPFL Piratininga: R$ 64 million; (iii) CPFL Paulista: R$ 49 million; (iv) CPFL Leste Paulista: R$ 25 million; (v) CPFL Sul Paulista: R$ 21 million, (vi) CPFL Santa Cruz: R$ 20 million; (vii) CPFL Jaguari: R$ 13 million; and (viii) CPFL Mococa: R$ 11 million.

Promissory Notes Issues

In July 2012, funding for certain CPFL Renováveis’ controlled companies occurred, in the total amount of R$ 320 million, through promissory notes issues, with term of 128 days and interest rate of 108.5% do CDI. The amounts by company were as follows: (i) SPE Bio Alvorada Energia S.A.: R$ 45 million; (ii) Bio Coopcana Energia S.A.: R$ 45 million; (iii) Atlântica I Parque Eólico S.A.: R$ 57.5 million; (iv) Atlântica II Parque Eólico S.A.: R$ 57.5 million; (v) Atlântica IV Parque Eólico S.A.: R$ 57.5 million; (vi) Atlântica V Parque Eólico S.A.: R$ 57.5 million.

2Q12 Results | August 06, 2012

6) INVESTMENTS

In 2Q12, R$ 715 million were invested in business maintenance and expansion, of which R$ 339 million in distribution, R$ 371 million in generation (R$ 369 million of CPFL Renováveis) and R$ 5 million in commercialization and services. As result, CPFL Energia’s investments totaled R$ 1,270 million in 1H12, of which R$ 606 million in distribution, R$ 659 million in generation (R$ 652 million of CPFL Renováveis) and R$ 5 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

         (i)      Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

        (ii)      Generation: chiefly focused on Bio Ipê, Bio Pedra, Alvorada and Coopcana Thermoelectric Power Plants, Salto Góes Small Hydro Power Plant, Campo dos Ventos II Wind Farm and Santa Clara, Macacos I, Campo dos Ventos and São Benedito Wind Complexes, ongoing construction projects.

Investments Projected by the Group for the Next 5 Years

100% CPFL Renováveis and CERAN

(R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN and the proportional stake in the other generation projects. Includes investments to all new projects announced by the Group, including Atlântica Wind Farms.

2Q12 Results | August 06, 2012

7) DIVIDENDS

CPFL Energia has announced an intermediate dividend distribution, for 1H12, in the amount of R$ 640 million, equivalent to R$ 0.665339515 per share and corresponding to 100% of controlling shareholders' net income for the period.

Shareholders owning shares on August 13, 2012 will be entitled to receive these dividends. Shares will be traded ex-dividend on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) and New York Stock Exchange (NYSE) as of August 14, 2012.

CPFL Energia's Dividend Yield
	1H10	2H10	1H11	2H11	1H12
Dividend Yield - last 12 months (1)	8.6%	6.9%	6.0%	7.1%	6.1%

Note: (1) Based on the average of the closing quotations in each half year period.

The 1H12 dividend yield, calculated on the average of the closing quotations in the period (R$ 26.30 per share) is 2.5% (6.1% in the last 12 months).

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 100% since its IPO, respecting the constitution of the legal reserve of 5%.

2Q12 Results | August 06, 2012

8) STOCK MARKET

8.1) Share Performance

CPFL Energia, which has a current free float of 30.7%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 25.40 per share and US$ 24.99 per ADR, respectively (closing price in 06/30/2012).

Shares Performance – 1H12 (with dividends)

In 1H12, the shares appreciated 0.6% on the BM&FBOVESPA and depreciated 8.7% on the NYSE.

Shares Performance – Last 12M (with dividends)

In the last 12 months, the shares appreciated 21.8% on the BM&FBOVESPA and depreciated 7.8% on the NYSE.

2Q12 Results | August 06, 2012

8.2) Average Daily Volume

The daily trading volume in 1H12 averaged R$ 42.7 million, of which R$ 17.6 million on the BM&FBOVESPA and R$ 25.1 million on the NYSE, 30.0% up on 2011. The number of trades on the BM&FBOVESPA increased by 44.1%, rising from a daily average of 2,045, in 2011, to 2,947, in 1H12.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

8.3) Ratings

CPFL Energia’s rating was maintained the same, by Standard and Poor’s and Fitch Ratings, after the acquisition of Jantus and the joint venture with ERSA.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2009	2010	2011	2Q12
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Positive	Stable	Stable	Stable

Note: Close-of-period positions.

Moody's attributes corporate ratings to CPFL Renováveis

CPFL Renováveis have released, on July 11, 2012, an Announcement to the Market informing that, on the date hereof, received from Moody’s America Latina Ltda. (“Moody’s”) the Ba2 corporate rating,  in local currency, global scale, and the Aa3.br  corporate rating,  in local currency, Brazilian national scale. The perspective is stable and this is the first time that Moody’s attributes ratings to  CPFL Renováveis.

2Q12 Results | August 06, 2012

9) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

During 2011, CPFL Energia’s Bylaws were adjusted to reflect the new Novo Mercado listing regulations. With the introduction of the Transformation Program, the composition and competences of the Board of Executive Officers also were changed, extinguishing the positions of three Executive Officers (Distribution, Generation and Power Sales) and creating the position of Chief Operations Officer and Chief Institutional Relations Officer. Thus, the number of departments reporting directly to the office of the Chief Executive Officer, including the Executive Officers, was reduced from 15 to nine, seeking a speedier, more modern and appropriate structure for the Group’s growth, as well as emphasizing a focus on more strategic operations, enhancing institutional relationship actions and making it possible to change the Company’s culture and decision-making processes.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

2Q12 Results | August 06, 2012

10) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2012

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1)    Controlling shareholders;

(2)    Includes the 0.1% stake of the company Camargo Corrêa S.A.;

(3)    Termoparaíba and Termonordeste Thermoelectric Facilities;

(4)    CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração, with 35.5% and CPFL Brasil with 27.5%;

(5)    CPFL Energia owns a 100% interest in CPFL Total, of which 47.4% directly and 52.6% indirectly, through CPFL Brasil.

2Q12 Results | August 06, 2012

11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	4,460,063	4,089,376	9.1%	8,894,232	8,152,021	9.1%
Net Operating Revenues	2,969,899	2,660,724	11.6%	5,838,632	5,279,568	10.6%
Cost of Electric Power	(1,848,888)	(1,533,781)	20.5%	(3,500,454)	(2,967,791)	17.9%
Operating Costs & Expenses	(763,400)	(685,239)	11.4%	(1,420,101)	(1,285,258)	10.5%
EBIT	357,611	441,705	-19.0%	918,076	1,026,519	-10.6%
EBITDA (IFRS)(1)	480,475	510,818	-5.9%	1,108,995	1,165,233	-4.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(2)	612,896	567,895	7.9%	1,225,231	1,107,918	10.6%
Financial Income (Expense)	(65,773)	(43,819)	50.1%	(129,054)	(74,594)	73.0%
Income Before Taxes	291,838	397,885	-26.7%	789,023	951,925	-17.1%
NET INCOME (IFRS)	212,828	285,830	-25.5%	539,042	650,831	-17.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(3)	298,080	309,687	-3.7%	612,189	595,568	2.8%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    The distributors’ financial performance tables are attached to this report in item 12.7.

Operating Revenue

Gross operating revenue in 2Q12 reached R$ 4,460 million, representing an increase of 9.1% (R$ 371 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 4,138 million, an increase of 7.8% (R$ 299 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Increase of 5.0% in the sales volume to the captive market;

•         Average tariff adjustment of 5.3% in the distribution companies (considering the customer perception), for the period between 2Q11 and 2Q12;

•         Increase of 6.7% (R$ 21.8 million) in the gross revenue of TUSD from free customers, mainly due to the migration of captive customers to the free market.

These factors were partially offset by the R$ 7.6 million reduction in 6 distribution companies of CPFL Group (CPFL Piratininga, CPFL Santa Cruz, CPFL Mococa, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari) related to the reclassification of the revenue for the exceeding demand and surplus of reactive to “special obligations”. Of this amount, R$ 5.7 milllion are related to CPFL Piratininga and the remaining amount (R$ 1.9 million) is related to the other 5 distribution companies mentioned.

In compliance with Aneel’s Order No. 4,991, of December 29, 2011, related to the basic procedures for the preparation of Financial Statements, these 6 distribution companies adjusted the revenue for the exceeding demand and surplus of reactive in the “Electricity Sales to Final Customers” and “TUSD from free customers” itens to the “Special Obligation” item.

These distribution companies made the reclassification (such amounts have been accrued as “Special Obligations”, in compliance with the Accounting Pronouncement CPC 25) but are awaiting a court decision regarding how to treat these revenues. On February 7, 2012, the Brazilian Association of the Electricity Distributors (Abradee) obtained the suspension of the effects of No.463 Normative Resolution, with early relief accepted and suspension of the ruling for booking revenues for exceeding demand and surplus of reactive as special obligations. In June 2012, the effect requested by Aneel in its "Bill of Review," which had suspended the early relief originally granted in favor of Abradee, was accepted. The six distributors are waiting the final sentence for the definitive treatment of these revenues.

2Q12 Results | August 06, 2012

Deductions from the operating revenue were R$ 1,490 million, representing an increase of 4.3% (R$ 61.5 million), mainly due to the following factors: (i) increase of 10.4% in ICMS tax (R$ 72.9 million); (ii) increase in global reversal reserve - RGR (R$ 11.9 million); (iii) increase of 18.2% in Proinfa (R$ 3.0 million); (iv) increase of 7.1% in the amounts related to the R&D and energetic efficiency program (R$ 2.3 million); and (v) increase of 11.3% in CDE sector charge (R$ 14.9 million). These increases were partially offset by the reductions: (i) of 11.5% in CCC sector charge (R$ 20.8 million) and (ii) of 6.4% in the Pis and Cofins taxes (R$ 22.5 million).

The reduction in the Pis and Cofins is due to the reclassification of Pis and Cofins taxes credits on the depreciation (in the amount of R$ 49.8 million), from the “depreciation expenses” line (where they were originally registered) to the “deductions from the operating revenue” line. This reclassification was made for better accounting purposes and does not affect the net income.

Net operating revenue reached R$ 2,970 million in 2Q12, representing an increase of 11.6% (R$ 309 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,648 million, an increase of 9.9% (R$ 238 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,849 million in 2Q12, representing an increase of 20.5% (R$ 315 million):

•      The cost of electric power purchased for resale in 2Q12 was R$ 1,523 million, representing an increase of 22.3% (R$ 278 million), due to the following effects:

        (i)        Increase in the cost of energy purchased in the short term (R$ 158.8 million), mainly due to the increase in the average purchase price (322.1%);

        (ii)       Increase in the cost of energy purchased through auction in the regulated environment and through bilateral contracts (R$ 79.8 million), mainly caused by the increases of 5.6% in the average purchase price and of 1.9% (147 GWh) in the volume of purchased energy;

       (iii)       Increase in the cost of energy from Itaipu (R$ 58.8 million), mainly due to the 26.8% increase in the average purchase price, partially offset by the 1.0% reduction (26 GWh) in the volume of purchased energy;

      (iv)       Increase in the PROINFA cost (R$ 12.0 million), due to the 89.0% increase in the volume of purchased energy (115 GWh), partially offset by the 32.1% reduction in the average purchase price.

Partially offset by:

       (v)       Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 31.4 million).

•      Charges for the use of the transmission and distribution system reached R$ 326 million in 2Q12, a 12.9% increase (R$ 37 million), mainly due to the following factors:

        (i)        Increase of 15.5% in the basic network charges (R$ 35.4 million), mainly due to the increases of 18.5% in CPFL Paulista (R$ 20.6 million) and of 18.3% in CPFL Piratininga (R$ 10.3 million);

2Q12 Results | August 06, 2012

       (ii)        Increase in the energy reserve charges (R$ 22.1 million);

      (iii)        Increase of 23.6% in the charges for the use of the distribution system (R$ 1.2 million);

     (iv)        Increase  of 15.6% in the conection charges (R$ 2.7 million);

      (v)        Increase of 7.1% in Itaipu charges (R$ 1.5 million).

Partially offsetting:

     (vi)        Reduction of 44.9% (R$ 18.5 million) in the system service usage charges - ESS, mainly due to the reductions of 56.6% (R$ 15.1 million) in CPFL Paulista and of 57.8% (R$ 6.7 million) in CPFL Piratininga;

    (vii)        Increase in PIS and Cofins tax credits, generated from the energy charges (R$ 7.3 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 763 million in 2Q12, registering an increase of 11.4% (R$ 78 million), due to the following factors:

•      Increase of 28.5% (R$ 71 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 322 million in 2Q12, has its counterpart in the “operating revenue”;

•      The Private Pension Fund, which represented a revenue of R$ 21.7 million in 2Q11 and of R$ 2.1 million in 2Q12, resulting in a negative variation of R$ 19.6 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report.

•      Depreciation and Amortization, which represented a net increase of 37.6% (R$ 34.2 million), mainly due to the following factors:

            (i)             The reclassification, in the amount of R$ 49.8 million, of Pis and Cofins tax credits on the depreciation, in the controlled companies CPFL Paulista, CPFL Piratininga and RGE, from the “depreciation expenses” line (where they were originally registered) to the “deductions from the operating revenue” line. This reclassification was made for better accounting purposes and does not affect the net income.

Partially offset by:

           (ii)             The reduction, in the amount of R$ 14.8 million, related to the change in the depreciation rates stablished by the Brazilian Electric Energy Agency (Aneel). On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367 of June 2, 2009, and became effective on January 1, 2012. In the average, this change resulted in an increase in the useful life of the distribution assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

The effects that contributed to the increase in the operating costs and expenses were partially offset by:

•      The PMSO item, that reached R$ 318.8 million in 2Q12, compared to R$ 365.7 million in 2Q11, registering a reduction of 12.8% (R$ 46.9 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 2Q11):

        (i)        Non-recurring  increase in 2Q11  Personnel Expenses due to the Incentivated Retirement Program – PAI  (R$ 44.6 million);

2Q12 Results | August 06, 2012

        (ii)       Non-recurring  expenses with technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09 (R$ 6.7 million in 2Q12 compared to R$ 11.2 million in 2Q11, representing a difference of R$ 4.5 million).

Excluding these effects, PMSO for 2Q12 would have totaled R$ 312.1 million and PMSO for 2Q11 would have been R$ 309.9 million, an increase of 0.7% (R$ 2.2 million), compared to the IGP-M index of 5.1% (for the last 12 months).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

         (i)          Personnel expenses, which reported a net increase of 3.2% (R$ 4.1 million), mainly due to the collective bargaining agreement of 2011 (that affected April and May) and for 2012 (that affected June), that readjusted the wages by 7.56%, in the average (R$ 8 million);

        (ii)          Other operating costs/expenses, which registered a, increase of 3.8% (R$ 2.2 million).

              Partially offset by:

       (iii)          Out-sourced services expenses, which registered a decrease of 3.8% (R$ 4.1 million) mainly due to the decrease in expenses reading of meters (R$ 5.7 million).

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented a cost reversal of R$ 125.7 million in 2Q12 and of R$ 1.3 million in 2Q11 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

Provisory tariff procedures:

It is important to note that, as directed by Aneel, the 2Q12 values include preliminary amounts of the liability related to the provisory tariff procedures for the 3rd cycle of tariff review of 6 distribution companies (CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari), corresponding to a reduction of R$ 63.1 million in the EBITDA. The application of this methodology should have occurred on October 23, 2011, for CPFL Piratininga, and on February 3, 2012, for the other distribution companies (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari). Therefore, the amount related to the impact of the provisory tariff procedures of the distribution companies tariff review in 2012 needs to be accumulated from January 1 to October 22, 2012, for CPFL Piratininga, and from Fabruary 3 to December 31, 2012 for the other 5 smaller distribution companies.

Impact of the provisory tariff procedure	EBITDA	Net Income
(R$ million)	2Q12	2Q12
CPFL Piratininga	(51.5)	(34.0)
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari	(11.6)	(7.7)
Total	(63.1)	(41.7)

EBITDA

Based on the above factors, 2Q12 EBITDA (IFRS) reached R$ 480 million, registering a 5.9% reduction (R$ 30 million).

2Q12 Results | August 06, 2012

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring effects) would have totaled R$ 613 million in 2Q12 and R$ 568 million in 2Q11, an increase of 7.9% (R$ 45 million).

Financial Result

The 2Q12 net financial expense was R$ 65.8 million, a 50.1% increase (R$ 22.0 million) compared with the net financial expense of R$ 43.8 million reported in 2Q11, mainly due to the increase of 15.4% (R$ 21.4 million) in the financial expenses, from R$ 139 million in 2Q11 to R$ 161 million in 2Q12.

This result is mainly due to: (i) the currency effect in the purchase of energy from Itaipu (difference between the invoice and the payment day + adjustment until the end of the month for the open invoices) in the distribution companies (R$ 16.2 million); and (ii) the higher financial expense due to the higher debt balance, partially offset by the reduction of the indexes used to update the debt, specially the CDI Interbank rate.

Net Income

Net income (IFRS) in 2Q12 was R$ 213 million, a decrease of 25.5% (R$ 73 million).

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-recurring effects) would have totaled R$ 298 million in 2Q12, compared to R$ 310 in 2Q11, a decrease of 3.7% (R$ 12 million).

11.1.2) Tariff Review

Tariff Revisions
Distribution Company	Period	Date of Next Tariff Revision
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution 1,223 of October 18, 2011;

(2) Dates postponed by Aneel, through the Ratifying Resolution 471 of December 20, 2011.

2Q12 Results | August 06, 2012

11.1.2.1) CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing AP 040, for the definition of the methodology used in the third Tariff Revision cycle.

2012 Events:

On June 19, Aneel sent the preliminar proposal for the 3rd cycle Tariff Revision  to CPFL Piratininga.

During the meeting held on July 3rd, with Aneel, CPFL Piratininga presented suggestions and part of that was incorporated by Aneel to the proposal described in the 212/2012-SER Technical Note, of July 4th, summarized in the table bellow.

On July 12th, Aneel opened the Public Hearing No. 054/2012, with the contribution period for submission until August 17, and the face-to-face meeting scheduled for August 16. Said Public Hearing aims to obtain data for the improvement of the tariff revision of the distribution company and for the definition of the corresponding limits of DEC and FEC continuity indicadors, for the period from 2013 to 2015.

It is estimated that, on September 11, Aneel will send the proposal to CPFL Piratininga and that, on September 18, there will be held the meeting between CPFL Piratininga and Aneel’s Describer Officer. It is also estimated that, on October 2nd , there will be held Aneel’s officers meeting.

The new methodology for CPFL Piratininga is scheduled to take place on October 23, 2012, with the next tariff adjustment.

3rd cycle of Tariff Revision - CPFL Piratininga
ANEEL Proposal
(in millions of Reais)
Gross remuneration base (A)	2,760
Depreciation rate (B)	4.09%
Regulatory reintegration share (C = A x B)	113
Net remuneration base (D)	1,286
WACC before taxes (E)	11.36%
Capital remuneration (F = E x D)	146
Regulatory EBITDA (G = C + F)	259
OPEX[1] = CAOM + CAIMI (H)	330
Parcel B (I = G + H)	589
Parcel B productivity index (J)	1.15%
Parcel B with market adjustment [L = I x (1-J)]	582
Parcel A (M)	2,053
Required revenue (N = L + M)	2,635
Other revenues (O)	26
Verified revenue (P)	2,701
Tariff repositioning [Q = ((N-O)/P)-1]	-3.40%

2Q12 Results | August 06, 2012

11.1.2.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to delays in the approval of the methodologies for the 3rd cycle of tariff reviews, Aneel granted an extension of the current fees to concessionaires who would be subject to tariff review by early 2012 (case of the distributors: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa) through Normative Resolution No. 471. The Resolution provides that the resulting effects of tariff review are applied to tariffs from the date of the next tariff adjustment, including retroactive effects. The application of new methodology for review is scheduled to take place by February 2013.

11.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

11.1.3.1) CPFL Piratininga

Aneel Ratifying Resolution 1,075 of October 19 2010 readjusted electric energy tariffs of CPFL Piratininga by 10.11%, made up of 8.59% with respect to the Tariff Readjustment and 1.52% with respect to external financial components to the Annual Tariff Readjustment, corresponding to an average effect of +5.66% on consumer billings. The new tariffs came into effect on October 23 2010.

As mentioned in the item “11.1.2”, this adjustment is frozen.

11.1.3.2) CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 3 2011, Aneel published in the Federal Official Gazette, the Annual Tariff Readjustment Indices for 2011 for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, effective from the same date, as shown in the table at the end of item “11.1.3.5”.

As mentioned in the item “11.1.2”, these adjustments are frozen.

11.1.3.3) CPFL Paulista

Aneel Ratifying Resolution 1,271, of April 3 2012, readjusted the electricity energy tariffs at CPFL Paulista by 3.71%, 1.96% relative to the Tariff Readjustment and 1.75% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an annual impact of 2.89% on the billings of captive consumers. The new tariffs came into effect on April 8 2012 and will remain in force until April 7 2013.

2Q12 Results | August 06, 2012

11.1.3.4) RGE

Aneel Ratifying Resolution 1,294 of June 5, 2012 readjusted the electricity energy tariffs at RGE by 11.51%, 0.49% relative to the Tariff Readjustment and 11.02% with respect to the financial components external to the Annual Tariff Readjustment, corresponding to an average impact of 3.38% on the billings of captive consumers. The new tariffs came into effect on June 19, 2012 and will remain in force until June 18, 2013.

11.1.3.5) Table with Adjustments

The adjustments are presented per distributor in the following table:

Annual Tariff Adjustment Index (IRT)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Term >>>>>>	06/19/2012	04/08/2012	02/03/2011	02/03/2011	02/03/2011	02/03/2011	02/03/2011	10/23/2010
Economic IRT	0.49%	1.96%	6.84%	6.57%	5.22%	6.42%	8.01%	8.59%
Financial Components	11.02%	1.75%	2.66%	1.45%	0.25%	1.34%	15.61%	1.52%
Total IRT	11.51%	3.71%	9.50%	8.02%	5.47%	7.76%	23.61%	10.11%

11.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	2Q12	2Q11	Var.
Gross Operating Revenues	523,668	465,975	12.4%
Net Operating Revenues	460,925	410,531	12.3%
EBITDA (IFRS)(1)	49,292	51,949	-5.1%
NET INCOME (IFRS)	14,604	30,397	-52.0%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, result of pension fund contributions and business combination.

Operating Revenue

In 2Q12, gross operating revenue reached R$ 524 million, representing an increase of 12.4% (R$ 58 million), while net operating revenue moved up by 12.3% (R$ 50 million) to R$ 461 million.

EBITDA

In 2Q12, EBITDA totaled R$ 49 million, a decrease of 5.1% (R$ 3 million).

Net Income

In 2Q12, net income amounted to R$ 15 million, down by 52.0% (R$ 16 million).

2Q12 Results | August 06, 2012

This decrease is due to the higher financial expense related to the 2nd debentures issuance by CPFL Brasil (R$ 1,320 million) for the capital increase occurred in December 2011 at CPFL Renováveis.

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	2Q12(4)	2Q11(5)	Var.
Gross Operating Revenues	388,652	335,835	15.7%
Net Operating Revenues	364,412	315,489	15.5%
Cost of Electric Power	(23,727)	(23,164)	2.4%
Operating Costs & Expenses	(113,679)	(123,516)	-8.0%
EBIT	227,006	168,809	34.5%
EBITDA (IFRS)(1)	310,681	236,081	31.6%
EBITDA (IFRS - Non-Recurring)(2)	310,681	254,770	21.9%
Financial Income (Expense)	(100,883)	(121,332)	-16.9%
Income Before Taxes	124,163	47,477	161.5%
NET INCOME (IFRS)	85,917	43,941	95.5%
NET INCOME (IFRS - Non-Recurring)(3)	110,916	69,788	58.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, result of pension fund contributions and business combination;

(2)    EBITDA (IFRS – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS - Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

(4)    Pro-forma: does not include the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment, and that actually are consolidated within CPFL Renováveis;

(5)    Pro-forma: The amounts reported in 2Q11 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

Operating Revenue

In 2Q12, gross operating revenue reached R$ 389 million, representing an increase of 15.7% (R$ 53 million), while net operating revenue moved up by 15.5% (R$ 49 million) to R$ 364 million.

This variation is mainly due to the following factors:

     (i)             Increase in the revenue from Foz do Chapecó Hydroelectric Facility,  in the amount of R$ 28 million, due to the increase of 45.5% in the tariffs, as a result of the exchange of bilateral contracts for new contracts signed at the auction;

    (ii)             Increase in the revenue from Ceran and Enercan, in the amount of R$ 12 million, due to the increase in the average sales price;

   (iii)             Increase in the revenue from Epasa, in the amount of R$ 3 million;

   (iv)             Increase in the revenue supplied to Furnas, in the amount of R$ 5 million, due to the increase of 5.1% in the tariffs (IGP-M effect);

    (v)             Additional revenue revenue from CPFL Paulista and CPFL Piratininga, related to energy supplied by Baesa, in the amount of R$ 1 million, mainly due to the price readjustment by 3.3%.

2Q12 Results | August 06, 2012

Cost of Electric Power

In 2Q12, the cost of electric power increased 2.4% (R$ 0.6 million) to R$ 23.7 million, chiefly due to the following factors:

    (i)           The cost of electric power purchased for resale in 2Q12 was R$ 10.9 million, compared to R$ 2.7 million in 2Q11, representing an increase of R$ 8.2 million, mainly due to the acquisitions of energy by Ceran (R$ 3.6 million) and Foz do Chapecó Hydroelectric Facility (R$ 4.8 milllion), due to the lower energy generation in the period (dry period).

Partially offset by:

   (ii)            Charges for the use of the transmission and distribution system, that reached R$ 12.7 million in 2Q12, compared to R$ 20.4 million in 2Q11, a decrease of R$ 7.7 million, mainly due to the non-recorring  effect recorded in 2Q11, regarding the basic network charges due by Epasa, related to 2010 (R$ 6.2 million).

Operating Costs and Expenses

In 2Q12, the operating costs and expenses moved up down 8.0% (R$ 10 million) to R$ 114 million, chiefly due to the following factors:

•      The PMSO item reached R$ 30 million, a decrease of 46.7% (R$ 26.2 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 2Q11):

✓     Non-recurring  increase in 2Q11  Personnel Expenses due to the Incentivated Retirement Program – PAI  (R$ 2.8 million);

✓     Non-recurring  effect in 2Q11 related to the provision for contingency of ISS taxes on services, at Enercan (R$ 9.6 million).

Excluding these effects, PMSO for 2Q12 would have totaled R$ 30.0 million and PMSO for 2Q11 would have been R$ 43.8 million, a reduction of 31.5% (R$ 13.8 million), compared to the IGP-M index of 5.1% (for the last 12 months).

        The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

✓       Personnel expenses, which reported a net decrease of 14.4% (R$ 1.6 million), mainly due to the Incentivated Retirement Program – PAI, already considering the increase related to the Collective Bargaining Agreement of 2011 (that affected April and May) and of 2012 (that affected June);

✓       Material expenses, which reported a decrease of 49.3% (R$ 1.1 million), mainly due to the reduction at Epasa, as a result of the acquisition of fuel oil to energy generation (R$ 1.0 million);

✓       Out-sourced services expenses, which registered a decrease of 40.9% (R$ 5.0 million) mainly at CPFL Geração (R$ 4.0 million), due to the reduction in the expenses with: (i) consulting (R$ 2.7 million); and (ii) others (R$ 1.3 million);

✓       Other operating costs/expenses, which registered a decrease of 33.5% (R$ 6.1 million), mainly due to the reduction in the royalties expenses in Baesa, Enercan, Ceran and Foz do Chapecó generation plants, due to lower energy generation in 2Q12 (dry period) (R$ 5.2 million).

The effects that contributed to the decrease in the operating costs and expenses were partially offset by:

2Q12 Results | August 06, 2012

•      Depreciation and Amortization reached R$ 84.0 million, a net increase of 23.8% (R$ 16.1 million), mainly due to the negative net effect, in the amount of R$ 13.4 million, of the following non-recurring itens:

✓     In 2Q11: non-recurring accounting adjustments in the generation plants (R$ 7.5 million);

✓     In 2Q12: non-recurring  accounting adjustments (Use of the Public Asset - UBP - and depreciation) at Baesa and Enercan (R$ 20.8 million).

Excluding these effects, the depreciation and amortization in the Conventional Generation Segment for 2Q12 would have totaled R$ 63.2 million compared to R$ 60.4 million in 2Q11, an increase of 4.6% (R$ 2.8 million), mainly due to the change in the depreciation rate by the Brazilian Electric Energy Agency (Aneel), that reduced the useful life of the energy generation assets (R$ 3.3 million).

On February 4, 2012, through Normative Ruling No. 474, Aneel established new annual rates of depreciation for assets in services granted the power sector. The new rates have changed those contained in the Power Sector Assets Control Manual (MCPSE), approved by Normative Ruling No. 367 of June 2, 2009, and became effective on January 1, 2012. This change resulted in a reduction in the useful life of generation assets and, in line with the accounting pronouncement CPC 23, the Company prospectively changed the depreciation of fixed assets as of that date.

EBITDA

In 2Q12, EBITDA (IFRS) was R$ 311 million, an increase of 31.6% (R$ 75 million).

Excluding the non-recurring effects, the EBITDA (IFRS - Non-recurring effects) would have totaled R$ 311 million in 2Q12, compared to R$ 255 million in 2Q11, an increase of 21.9% (R$ 56 million).

Financial Result

In 2Q12, net financial expense was R$ 101 million, down by 16.9% (R$ 20.5 million). The items explaining these changes are as follows:

•      Financial Expenses: moved from R$ 144 million in 2Q11 to R$ 111 million in 2Q12 (R$ 33 million decrease), mainly due to the following factors:

         (i)      Redution in the financial expense with the Use of Public Asset (“UBP”) (R$ 17.4 million), mainly due to the non-recurring  accounting adjustments related to the re-calculation of the UBP of the generation plants (R$ 13.7 million), as follows:

•         Increase in 2Q11  expense (R$ 13.0 million);

•         Decrease in 2Q12  expense (R$ 0.7 million).

        (ii)        Decrease in the debt balance and in the indexes that update the debt, specially the CDI Interbank rate.

•      Financial Revenues: moved from R$ 22 million in 2Q11 to R$ 10 million in 2Q12 (R$ 12 million decrease), mainly due to the decrease in the balance of financial revenues and to the decrease in the CDI Interbank rate.

2Q12 Results | August 06, 2012

Net Income

In 2Q12, net income (IFRS) was R$ 86 million, an increase of 95.5% (R$ 42 million).

Excluding the non-recurring effects, the net income (IFRS – Non-recurring effects) would have totaled R$ 111 million in 2Q12, compared to R$ 70 million in 2Q11, an increase of 58.9% (R$ 41million).

11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

This comparison considers, in 2Q11, only the assets that belonged to CPFL Energia and started being consolidated at CPFL Renováveis, when the company was created (Small Hydro Power Plants of CPFL Geração, CPFL Sul and Biomass Thermoelectric Facility).

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	2Q12	2Q11(2)	Var.
Gross Operating Revenues	161,406	33,690	379.1%
Net Operating Revenues	151,142	31,722	376.5%
Cost of Electric Power	(24,591)	(3,041)	708.7%
Operating Costs & Expenses	(94,708)	(6,563)	1343.2%
EBIT	31,843	22,119	44.0%
EBITDA (IFRS)(1)	91,845	25,628	258.4%
Financial Income (Expense)	(36,822)	3,590	-1125.5%
Income Before Taxes	(4,979)	25,709	-119.4%
NET INCOME (IFRS)	(5,528)	16,970	-132.6%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    Pro-forma Income Statement (considering that CPFL Renováveis was created on August 1, 2011), elaborated for comparison purposes with 2Q12. Considers only the assets that belonged to CPFL Energia in 1Q11 and that started being consolidated at CPFL Renováveis, when the company was created (Small Hydro Power Plants of CPFL Geração, CPFL Sul and Baldin Biomass Thermoelectric Facility).

Operating Revenue

In 2Q12, gross operating revenue reached R$ 161 million, representing an increase of 379.1% (R$ 128 million), while net operating revenue moved up by 376.5% (R$ 119 million) to R$ 151 million.

The increase in the gross operating revenue is mainly due to the increase in the amount of R$ 121.6 million (R$ 114.2 million net of taxes), as a result of:

•     The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 86 million, net of taxes);

•      The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 19.7 million net of taxes);

•      The beginning of operations of the projects (R$ 9.9 million net of taxes):

✓    Bio Formosa thermoelectric facility, in September 2011;

2Q12 Results | August 06, 2012

✓  Bio Buriti thermoelectric facility, in October 2011;

✓  Bio Ipê and Bio Pedra thermoelectric facilities, in May 2012.

Partially offset by:

✓  Amounts eliminated in the consolidation of CPFL Renováveis (R$ 1.4 million).

Operating Costs and Expenses

In 2Q12, operating costs and expenses reached R$ 95 million, an increase of R$ 88 million, chiefly due to the following factors:

    (i)        Additional PMSO, in the amount of R$ 28.4 million, due to:

•       The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 27.1 million);

•         The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 1.9 million);

•         The beginning of operations of the projects (R$ 0.4 million):

✓Bio Formosa thermoelectric facility, in September 2011;

✓Bio Buriti thermoelectric facility, in October 2011;

✓Bio Ipê and Bio Pedra thermoelectric facilities, in May 2012.

These increases were partially offset by the amounts eliminated in the consolidation of CPFL Renováveis (R$ 1.0 million).

   (ii)        Additional Depreciation and Amortization, in the amount of R$ 57.2 million, related to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 43.8 million);

•         The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 7.7 million);

•         The beginning of operations of the projects (R$ 5.7 million):

✓  Bio Formosa thermoelectric facility, in September 2011;

✓  Bio Buriti thermoelectric facility, in October 2011;

✓  Bio Ipê and Bio Pedra thermoelectric facilities, in May 2012.

EBITDA

In 2Q12, EBITDA (IFRS) was R$ 92 million, an increase of 258.4% (R$ 66 million).

Financial Result

In 2Q12, the net financial expense was R$ 37 million, compared to a net financial revenue of R$ 3 million in 2Q11 (increase of R$ 40 million), mainly due to:

    (i)        Additional financial expenses, in the amount of R$ 44.1 million, due to:

•         The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 31.3 million);

2Q12 Results | August 06, 2012

•        The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 12.8 million).

   (ii)        Additional financial revenues, in the amount of R$ 8.1 million, due to:

•        The new operating assets, resulting from the joint venture with ERSA and the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since August and December 2011, respectively (R$ 7.2 million);

•        The acquisitions of Santa Luzia Small Power Plant, in August 2011, and Bons Ventos wind farms, in February 2012 (R$ 0.9 million).

Net Income/(Loss)

In 2Q12, net loss (IFRS) was R$ 5.5 million, a result decrease of R$ 22.5 million.

11.4.2) Status of Generation Projects

On June 30, 2012, the portfolio of projects of CPFL Renováveis totalizes 945 MW of installed capacity operating and 790 MW of capacity under construction, which includes 34 Small Hydroelectric Power Plants (PCHs) operating (306.7 MW) and 1 PCH under construction (20.0 MW), 8 Wind Farms operating (367.5 MW) and 25 Wind Farms under construction (670.2 MW), 6 Biomass Thermoelectric Power Plants operating (270.0 MW) and 2 Biomass Thermoelectric Power Plants under construction (100.0 MW).

Additionally, CPFL Renováveis owns wind, PCH and biomass projects that are under development totalizing 3,092 MW, representing a total portfolio of 4,827 MW.

The table below illustrates the overall portfolio of assets operating, under construction and under development, and its installed capacity, on June 30, 2012:

In MW	PCH	Wind	Biomass	TOTAL
Operating	307	368	270	945
Under construction	20	670	100	790
Under development	608	2,484	-	3,092
TOTAL	935	3,522	370	4,827

Note: Including Ester Biomass Thermoelectric Power Plant (40 MW), depending upon the approval, and Atlântica (120 MW) and Bons Ventos (157.5 MW) Wind Complexes, whose acquisition processes were already approved by ANEEL.

Bio Ipê Thermoelectric Facility – Operating

Bio Ipê Thermoelectric Facility, located at Nova Independência (São Paulo State), began its commercial operations on May 17, 2012. The installed capacity is of 25 MW and the physical guarantee is of 8.4 average-MW. The plant signed a Contract of Energy Commercialization in the Free Environment for the sale of 8.2 average-MW. Capital structure (estimated): 79% BNDES (74% à TJLP + 1.9% p.a. and 26% à 5.5% p.a. pre) and 21% equity.

2Q12 Results | August 06, 2012

Bio Pedra Thermoelectric Facility – Operating

Bio Ipê Thermoelectric Facility, located at Serrana (São Paulo State), began its commercial operations on May 31, 2012. The installed capacity is of 70 MW and the physical guarantee is of 24.4 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 154.12/MWh – December 2011). Capital structure (estimated): 73% BNDES (26% à  TJLP + 1.9% p.a. and 74% à  5.5% p.a. pre) and 27% equity.

Coopcana Thermoelectric Facility

Coopcana Thermoelectric Facility, located at São Carlos do Ivaí (Paraná State), is under construction (11% of works completed – June 2012). Commercial start-up is scheduled for 2Q13. The estimated investment in the project is of R$ 153 million. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Alvorada Thermoelectric Facility

Alvorada Thermoelectric Facility, located at Araporã (Minas Gerais State), is under construction (19% of works completed – June 2012). Commercial start-up is scheduled for 2Q13. The estimated investment in the project is of R$ 154 million. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Salto Góes Small Hydro Power Plant

Salto Góes Small Hydro Power Plant, located at Santa Catarina State, is under construction (80% of works completed – June 2012). Commercial start-up is scheduled for 1Q13. The estimated investment in the project is of R$ 136 million. The installed capacity is of 20 MW and the assured power is of 11.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 160.41/MWh – December 2011). Capital structure (estimated): 63% BNDES and 37% equity.

Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms

The construction of Santa Clara I, II, III, IV, V and VI and Eurus VI Wind Farms, located at Rio Grande do Norte State, was completed in July 2012. Start-up depends on the construction of the Transmission Installation of Shared Generation – ICG (wind farms are able to generate electric energy, but await the completion of construction of the ICG for the effective start of operations). CPFL Renováveis filed documents at ANEEL requesting revenue reimbursement; completion of the analysis of the documents is scheduled for August 2012. The estimated investment in the project is of R$ 801 million. The installed capacity is of 188 MW and the physical guarantee is of 76 average-MW. The energy was sold in the Reserve Auction occurred in December 2009 (price: R$ 168.32/MWh – December 2011). Capital structure (estimated): 65% BNDES (TJLP + 1.7% p.a.) and 35% equity.

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas)

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (25% of works completed – June 2012). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 374 million. The installed capacity is of 78.2 MW and the physical guarantee is of 37.1 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 137.30/MWh – December 2011).

2Q12 Results | August 06, 2012

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (7% of works completed – June 2012). Start-up is scheduled for 3Q13. The estimated investment in the project is of R$ 127 million. The installed capacity is of 30 MW and the physical guarantee is of 14 average-MW. The energy was sold in the 3rd Reserve Energy Auction occurred in August 2010 (price: R$ 133.70/MWh – December 2011).

Atlântica Complex Wind Farms (Atlântica I, II, IV and V)

Atlântica Complex Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, are under construction (12% of works completed – June 2012). Start-up is scheduled for 2H13. The installed capacity is of 120 MW and the physical guarantee is of 52.7 average-MW. The energy was sold in Alternative Sources Auction occurred in August 2010 (price: R$ 147.44/MWh – December 2011).

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, São Domingos and Ventos de São Martinho)

The start-up of Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V, Ventos de São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction (8% of works completed – June 2012). Start-up is scheduled for 2Q14. The estimated investment in the project is of R$ 660 million. The installed capacity is of 138 MW and the physical guarantee is of 68.5 average-MW.

São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito and Ventos de São Dimas)

The start-up of São Benedito Complex Wind Farms (Santa Mônica, Santa Úrsula, Ventos de São Benedito e Ventos de São Dimas), located at Rio Grande do Norte State, are under construction (7% of works completed – June 2012). Start-up is scheduled for 2Q14. The estimated investment in the project is of R$ 506 million. The installed capacity is of 116 MW and the physical guarantee is of 60.6 average-MW.

2Q12 Results | August 06, 2012

12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	06/30/2012	12/31/2011	06/30/2011

CURRENT ASSETS
Cash and Cash Equivalents	2,014,281	2,699,837	4,402,948
Consumers, Concessionaries and Licensees	1,916,634	1,874,280	1,798,570
Dividend and Interest on Equity	830	830	-
Financial Investments	44,304	47,521	43,744
Recoverable Taxes	317,961	277,463	240,439
Derivatives	10,840	3,733	92
Materials and Supplies	53,220	44,872	38,231
Leases	5,912	4,581	4,356
Other Credits	515,659	409,938	417,227
TOTAL CURRENT ASSETS	4,879,642	5,363,054	6,945,607

NON-CURRENT ASSETS
Consumers, Concessionaries and Licensees	168,510	182,300	188,291
Judicial Deposits	1,207,658	1,128,616	1,042,062
Financial Investments	159,332	109,965	55,350
Recoverable Taxes	221,473	216,715	159,591
Derivatives	449,036	215,642	27
Deferred Taxes	1,235,752	1,176,535	1,096,158
Leases	28,244	24,521	25,300
Concession Financial Assets	1,995,821	1,376,664	1,091,624
Employee Pension Plans	3,416	3,416	5,800
Investments at Cost	116,654	116,654	116,654
Other Credits	335,231	279,461	222,109
Property, Plant and Equipment	9,290,004	8,292,076	5,965,171
Intangible	9,371,556	8,927,439	6,564,805
TOTAL NON-CURRENT ASSETS	24,582,685	22,050,004	16,532,943

TOTAL ASSETS	29,462,327	27,413,057	23,478,549

2Q12 Results | August 06, 2012

12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2012	12/31/2011	06/30/2011

LIABILITIES

CURRENT LIABILITIES
Suppliers	1,399,011	1,240,143	1,093,951
Accrued Interest on Debts	203,668	141,902	48,947
Accrued Interest on Debentures	72,541	83,552	153,708
Loans and Financing	1,195,142	896,414	976,004
Debentures	539,798	531,185	1,385,227
Employee Pension Plans	41,224	40,695	37,762
Regulatory Charges	129,581	145,146	139,745
Taxes, Fees and Contributions	437,322	483,028	505,473
Dividend and Interest on Equity	20,891	24,524	23,442
Accrued Liabilities	89,349	70,771	120,728
Derivatives	-	-	53,581
Public Utilities	28,584	28,738	27,610
Other Accounts Payable	685,200	813,338	483,344
TOTAL CURRENT LIABILITIES	4,842,312	4,499,437	5,049,523

NON-CURRENT LIABILITIES
Suppliers	5,818	-	-
Accrued Interest on Debts	185	23,627	56,495
Loans and Financing	8,469,954	7,382,455	4,837,052
Debentures	5,127,931	4,548,651	4,874,463
Employee Pension Plans	378,720	414,629	493,030
Taxes, Fees and Contributions	-	165	838
Deferred Taxes	1,241,240	1,038,101	275,104
Reserve for Contingencies	356,885	338,121	314,210
Derivatives	-	24	442
Public Utilities	447,537	440,926	436,526
Other Accounts Payable	114,907	174,410	94,782
TOTAL NON-CURRENT LIABILITIES	16,143,178	14,361,110	11,382,942

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	226,951	229,956	16
Earnings Reserve	495,185	495,185	418,665
Additional Proposed Dividend	-	758,470	-
Revaluation Reserve	798,987	790,123	808,593
Retained Earning (Loss)	656,747	-	760,744
	6,971,294	7,067,157	6,781,442
Non-Controlling Shareholders' Interest	1,505,542	1,485,352	264,642
TOTAL SHAREHOLDERS' EQUITY	8,476,836	8,552,510	7,046,084

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29,462,327	27,413,057	23,478,549

2Q12 Results | August 06, 2012

12.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	2Q12	2Q11	Variation	1H12	1H11	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,861,560	3,587,803	7.63%	7,793,304	7,191,479	8.37%
Electricity Sales to Distributors	481,069	298,447	61.19%	899,680	574,804	56.52%
Revenue from building the infrastructure	321,741	250,415	28.48%	591,051	464,017	27.38%
Other Operating Revenues(1)	418,279	378,823	10.42%	840,729	794,953	5.76%
	5,082,649	4,515,489	12.56%	10,124,764	9,025,253	12.18%

DEDUCTIONS FROM OPERATING REVENUES	(1,549,200)	(1,470,631)	5.34%	(3,170,328)	(2,957,612)	7.19%
NET OPERATING REVENUES	3,533,449	3,044,857	16.05%	6,954,437	6,067,641	14.62%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,539,419)	(1,215,522)	26.65%	(2,857,915)	(2,330,257)	22.64%
Electricity Network Usage Charges	(343,202)	(308,930)	11.09%	(690,435)	(612,856)	12.66%
	(1,882,621)	(1,524,451)	23.49%	(3,548,350)	(2,943,113)	20.56%
OPERATING COSTS AND EXPENSES
Personnel	(172,291)	(205,759)	-16.27%	(331,199)	(357,799)	-7.43%
Material	(19,491)	(23,325)	-16.44%	(44,969)	(41,536)	8.26%
Outsourced Services	(136,901)	(136,059)	0.62%	(268,911)	(257,022)	4.63%
Other Operating Costs/Expenses	(70,869)	(90,276)	-21.50%	(156,865)	(169,669)	-7.55%
Cost of building the infrastructure	(321,741)	(250,415)	28.48%	(591,051)	(464,017)	27.38%
Employee Pension Plans	2,504	22,352	-88.80%	5,040	44,704	-88.73%
Depreciation and Amortization	(235,472)	(154,019)	52.88%	(388,312)	(296,115)	31.14%
Amortization of Concession's Intangible	(69,226)	(46,013)	50.45%	(134,726)	(92,026)	46.40%
	(1,023,486)	(883,515)	15.84%	(1,910,993)	(1,633,482)	16.99%

EBITDA	929,535	814,571	14.11%	2,013,092	1,834,484	9.74%

EBIT	627,341	636,891	-1.50%	1,495,094	1,491,046	0.27%

FINANCIAL INCOME (EXPENSE)
Financial Income	126,734	125,524	0.96%	270,236	251,438	7.48%
Financial Expenses	(365,119)	(307,574)	18.71%	(723,168)	(564,593)	28.09%
	(238,385)	(182,050)	30.94%	(452,933)	(313,156)	44.63%

INCOME BEFORE TAXES ON INCOME	388,957	454,841	-14.49%	1,042,161	1,177,891	-11.52%

Social Contribution	(41,648)	(41,890)	-0.58%	(103,669)	(110,682)	-6.34%
Income Tax	(113,680)	(118,868)	-4.36%	(281,667)	(307,251)	-8.33%

NET INCOME	233,628	294,083	-20.56%	656,826	759,958	-13.57%
Controlling Shareholders' Interest	229,334	287,929	-20.35%	640,239	747,709	-14.37%
Non-Controlling Shareholders' Interest	4,295	6,154	-30.21%	16,587	12,248	35.42%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

2Q12 Results | August 06, 2012

12.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	2Q12	Last 12M

Beginning Balance	2,707,338	4,402,948

Net Income Including Social Contribution and Income Tax	388,957	2,226,228

Depreciation and Amortization	304,993	936,099
Interest on Debts and Monetary and Foreign Exchange Restatements	300,497	1,331,579
Income Tax and Social Contribution Paid	(198,411)	(836,891)
Interest on Debts Paid	(337,367)	(1,113,735)
Others	(102,142)	(201,255)
	(32,430)	115,797

Total Operating Activities	356,527	2,342,025

Investment Activities
Acquisition of Equity Interest net of cash acquired	(563,011)	(1,602,205)
Acquisition of Property, Plant and Equipment, and Intangibles	(714,819)	(2,437,240)
Others	(53,261)	192,624
Total Investment Activities	(1,331,091)	(3,846,821)

Financing Activities
Loans and Debentures	1,288,949	3,710,193
Principal Amortization of Loans and Debentures	(242,992)	(3,076,370)
Dividends Paid	(764,450)	(1,515,009)
Others	-	(2,684)
Total Financing Activities	281,507	(883,870)

Cash Flow Generation	(693,057)	(2,388,666)

Ending Balance - 06/30/2012	2,014,281	2,014,281

2Q12 Results | August 06, 2012

12.5) Income Statement – Segments of Conventional Generation and CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated	Conventional Generation			CPFL Renováveis	Total Generation
	2Q12(1)	2Q11(2)	Variation	2Q12	2Q12	2Q11	Variation	1H12	1H11	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-	-	-	0.00%	-	-	0.00%
Eletricity Sales to Distributors	387,685	335,392	15.59%	161,108	548,793	369,052	48.70%	1,077,067	733,412	46.86%
Other Operating Revenues	968	443	118.47%	298	1,265	474	167.05%	1,906	1,169	62.96%
	388,652	335,835	15.73%	161,406	550,058	369,526	48.86%	1,078,972	734,581	46.88%

DEDUCTIONS FROM OPERATING REVENUES	(24,240)	(20,347)	19.13%	(10,264)	(34,504)	(22,315)	54.62%	(67,553)	(44,745)	50.97%
NET OPERATING REVENUES	364,412	315,489	15.51%	151,142	515,554	347,211	48.48%	1,011,419	689,836	46.62%

COST OF ELETRIC ENERGY SERVICES								-	-	-
Eletricity Purchased for Resale	(10,965)	(2,746)	299.30%	(18,160)	(29,125)	(4,927)	491.17%	(61,005)	(15,089)	304.31%
Eletricity Network Usage Charges	(12,762)	(20,418)	-37.50%	(6,431)	(19,193)	(21,278)	-9.80%	(42,085)	(36,345)	15.79%
	(23,727)	(23,164)	2.43%	(24,591)	(48,319)	(26,205)	84.39%	(103,091)	(51,434)	100.43%
OPERATING COSTS AND EXPENSES
Personnel	(9,539)	(13,960)	-31.67%	(6,893)	(16,432)	(14,038)	17.05%	(35,342)	(24,708)	43.04%
Material	(1,118)	(2,205)	-49.32%	(207)	(1,325)	(2,539)	-47.83%	(4,920)	(3,291)	49.50%
Outsourced Services	(7,309)	(12,357)	-40.85%	(23,752)	(31,061)	(14,035)	121.30%	(55,518)	(23,285)	138.43%
Other Operating Costs/Expenses	(12,039)	(27,721)	-56.57%	(3,854)	(15,893)	(28,683)	-44.59%	(35,849)	(45,675)	-21.51%
Employee Pension Plans	360	621	-42.02%	-	360	621	-42.02%	720	1,241	-42.02%
Depreciation and Amortization	(79,442)	(63,059)	25.98%	(34,527)	(113,969)	(66,568)	71.21%	(200,252)	(120,778)	65.80%
Amortization of Concession's Intangible	(4,592)	(4,834)	-5.01%	(25,475)	(30,068)	(4,834)	521.94%	(56,409)	(9,669)	483.41%
	(113,679)	(123,516)	-7.96%	(94,708)	(208,387)	(130,079)	60.20%	(387,571)	(226,165)	71.37%

EBITDA	310,681	236,081	31.60%	91,845	402,526	261,709	-966.66%	776,699	541,443	-619.78%

EBIT	227,006	168,809	34.48%	31,843	258,849	190,927	35.57%	520,758	412,237	26.32%

FINANCIAL INCOME (EXPENSE)
Financial Income	10,376	22,694	-54.28%	12,659	23,034	27,871	-17.35%	49,648	47,995	3.44%
Financial Expenses	(111,258)	(144,026)	-22.75%	(49,480)	(160,739)	(145,612)	10.39%	(313,424)	(260,000)	20.55%
Interest on Equity	-	-	-	-	-	-	-	-	-	-
	(100,883)	(121,332)	-16.85%	(36,822)	(137,704)	(117,742)	16.95%	(263,776)	(212,005)	24.42%

EQUITY ACCOUNTING	(1,961)	-	0.00%	-	-	-	0.00%	0	-	0.00%
								-	-	-
INCOME BEFORE TAXES ON INCOME	124,163	47,477	161.53%	(4,979)	121,145	73,186	65.53%	256,982	200,232	28.34%

Social Contribution	(10,567)	(830)	1172.85%	(687)	(11,254)	(3,167)	255.30%	(22,621)	(14,038)	61.14%
Income Tax	(27,679)	(2,706)	923.06%	138	(27,541)	(9,108)	202.40%	(56,997)	(38,607)	47.63%

NET INCOME	85,917	43,941	95.53%	(5,528)	82,350	60,911	35.20%	177,365	147,587	20.18%
Controlling Shareholders' Interest	79,575	37,787	110.59%	(5,525)	78,055	54,757	42.55%	160,778	135,338	18.80%
Non-Controlling Shareholders' Interest	6,342	6,154	3.06%	(4)	4,295	6,154	-30.21%	16,587	12,248	35.43%

Notes:

(1)    Pro-forma: does not include the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment, and that actually are consolidated within CPFL Renováveis;

(2)    Pro-forma: The amounts reported in 2Q12 were adjusted for comparison purposes. Therefore, they exclude the assets that, before the joint venture between CPFL Energia and ERSA, were consolidated within the Generation segment.

2Q12 Results | August 06, 2012

12.6) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	2Q12	2Q11	Variation	1H12	1H11	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,655,957	3,418,312	6.95%	7,399,211	6,856,701	7.91%
Electricity Sales to Distributors	83,738	57,735	45.04%	126,773	90,382	40.26%
Revenue from building the infrastructure	321,741	250,415	28.48%	591,051	464,017	27.38%
Other Operating Revenues(1)	398,628	362,914	9.84%	777,197	740,921	4.90%
	4,460,063	4,089,376	9.06%	8,894,232	8,152,021	9.10%

DEDUCTIONS FROM OPERATING REVENUES	(1,490,164)	(1,428,652)	4.31%	(3,055,600)	(2,872,453)	6.38%
NET OPERATING REVENUES	2,969,899	2,660,724	11.62%	5,838,632	5,279,568	10.59%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,523,360)	(1,245,424)	22.32%	(2,849,970)	(2,389,921)	19.25%
Electricity Network Usage Charges	(325,528)	(288,357)	12.89%	(650,484)	(577,870)	12.57%
	(1,848,888)	(1,533,781)	20.54%	(3,500,454)	(2,967,791)	17.95%
OPERATING COSTS AND EXPENSES
Personnel	(132,253)	(172,712)	-23.43%	(251,397)	(299,808)	-16.15%
Material	(17,248)	(17,341)	-0.54%	(37,743)	(32,565)	15.90%
Outsourced Services	(108,532)	(117,110)	-7.33%	(223,327)	(123,823)	-1.33%
Other Operating Costs/Expenses	(60,762)	(58,546)	3.78%	(125,665)	(464,017)	1.49%
Cost of building the infrastructure	(321,741)	(250,415)	28.48%	(591,051)	(464,017)	27.38%
Employee Pension Plans	2,147	21,732	-90.12%	4,323	43,463	-90.05%
Depreciation and Amortization	(119,966)	(85,964)	39.55%	(185,151)	(172,414)	7.39%
Amortization of Concession's Intangible	(5,045)	(4,881)	3.36%	(10,090)	(9,763)	3.36%
	(763,400)	(685,239)	11.41%	(1,420,101)	(1,285,258)	10.49%

EBITDA	480,475	510,818	-5.94%	1,108,995	1,165,233	-4.83%

EBIT	357,611	441,705	-19.04%	918,076	1,026,519	-10.56%

FINANCIAL INCOME (EXPENSE)
Financial Income	94,819	95,339	-0.55%	186,903	187,773	-0.46%
Financial Expenses	(160,592)	(139,158)	15.40%	(315,956)	(262,366)	20.43%
Interest on Equity	-	-	-	-	-	-
	(65,773)	(43,819)	50.10%	(129,054)	(74,594)	73.01%

INCOME BEFORE TAXES ON INCOME	291,838	397,885	-26.65%	789,023	951,925	-17.11%

Social Contribution	(21,411)	(30,107)	-28.88%	(67,173)	(80,579)	-16.64%
Income Tax	(57,598)	(81,948)	-29.71%	(182,808)	(220,515)	-17.10%

NET INCOME	212,828	285,830	-25.54%	539,042	650,831	-17.18%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

2Q12 Results | August 06, 2012

12.7) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	2,328,924	2,076,085	12.2%	4,600,017	4,073,259	12.9%
Net Operating Revenues	1,586,332	1,349,990	17.5%	3,071,997	2,628,862	16.9%
Cost of Electric Power	(989,575)	(800,742)	23.6%	(1,842,721)	(1,522,700)	21.0%
Operating Costs & Expenses	(418,124)	(349,682)	19.6%	(775,780)	(633,685)	22.4%
EBIT	178,633	199,566	-10.5%	453,496	472,477	-4.0%
EBITDA (IFRS)(1)	237,825	224,273	6.0%	540,490	522,035	3.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	347,409	238,219	45.8%	659,770	485,575	35.9%
Financial Income (Expense)	(27,615)	(11,716)	135.7%	(55,669)	(18,218)	205.6%
Income Before Taxes	151,018	187,849	-19.6%	397,827	454,259	-12.4%
NET INCOME (IFRS)	105,621	129,620	-18.5%	269,216	305,148	-11.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	175,963	128,693	36.7%	345,638	268,450	28.8%

CPFL PIRATININGA

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	983,177	962,249	2.2%	1,970,757	1,998,510	-1.4%
Net Operating Revenues	612,811	612,074	0.1%	1,220,346	1,278,549	-4.6%
Cost of Electric Power	(422,040)	(346,817)	21.7%	(803,869)	(672,173)	19.6%
Operating Costs & Expenses	(131,123)	(145,698)	-10.0%	(240,413)	(301,015)	-20.1%
EBIT	59,648	119,559	-50.1%	176,064	305,361	-42.3%
EBITDA (IFRS)(1)	87,297	132,075	-33.9%	215,632	331,279	-34.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	100,808	116,801	-13.7%	198,569	261,689	-24.1%
Financial Income (Expense)	(12,975)	(11,722)	10.7%	(28,540)	(20,313)	40.5%
Income Before Taxes	46,673	107,837	-56.7%	147,524	285,048	-48.2%
NET INCOME (IFRS)	31,582	73,929	-57.3%	95,128	190,809	-50.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	39,949	64,023	-37.6%	82,951	144,913	-42.8%

RGE

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	917,174	816,008	12.4%	1,862,312	1,627,845	14.4%
Net Operating Revenues	613,318	537,556	14.1%	1,234,004	1,065,181	15.8%
Cost of Electric Power	(348,516)	(309,714)	12.5%	(681,686)	(621,264)	9.7%
Operating Costs & Expenses	(175,599)	(136,678)	28.5%	(323,575)	(254,845)	27.0%
EBIT	89,202	91,164	-2.2%	228,743	189,072	21.0%
EBITDA (IFRS)(1)	121,535	117,991	3.0%	285,250	242,372	17.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	132,320	121,605	8.8%	294,972	229,121	28.7%
Financial Income (Expense)	(19,393)	(18,718)	3.6%	(35,020)	(33,424)	4.8%
Income Before Taxes	69,809	72,445	-3.6%	193,723	155,648	24.5%
NET INCOME (IFRS)	58,289	60,360	-3.4%	140,396	115,186	21.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	65,352	58,662	11.4%	145,956	101,380	44.0%

CPFL SANTA CRUZ

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	102,228	98,081	4.2%	204,833	187,140	9.5%
Net Operating Revenues	71,159	67,690	5.1%	141,823	127,810	11.0%
Cost of Electric Power	(39,967)	(33,232)	20.3%	(76,596)	(64,918)	18.0%
Operating Costs & Expenses	(16,922)	(21,503)	-21.3%	(37,251)	(39,642)	-6.0%
EBIT	14,270	12,955	10.1%	27,975	23,250	20.3%
EBITDA (IFRS)(1)	15,488	15,138	2.3%	31,046	27,567	12.6%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	9,427	13,599	-30.7%	26,087	24,074	8.4%
Financial Income (Expense)	(2,018)	(987)	104.5%	(3,292)	(1,582)	108.1%
Income Before Taxes	12,251	11,968	2.4%	24,682	21,669	13.9%
NET INCOME (IFRS)	8,640	8,746	-1.2%	16,885	15,112	11.7%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	4,872	7,920	-38.5%	13,877	13,008	6.7%

 Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities and excludes the non-recurring effects.

2Q12 Results | August 06, 2012

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	31,808	33,954	-6.3%	63,006	63,359	-0.6%
Net Operating Revenues	22,812	24,494	-6.9%	44,787	45,091	-0.7%
Cost of Electric Power	(11,428)	(9,629)	18.7%	(21,238)	(18,130)	17.1%
Operating Costs & Expenses	(6,538)	(9,198)	-28.9%	(13,665)	(16,305)	-16.2%
EBIT	4,846	5,666	-14.5%	9,885	10,656	-7.2%
EBITDA (IFRS)(1)	6,013	6,685	-10.1%	11,912	12,670	-6.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,283	7,476	-42.7%	9,432	13,727	-31.3%
Financial Income (Expense)	(1,696)	(685)	147.5%	(3,685)	(1,238)	197.7%
Income Before Taxes	3,150	4,981	-36.8%	6,200	9,419	-34.2%
NET INCOME (IFRS)	2,094	3,646	-42.6%	4,117	6,527	-36.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,035	4,226	-75.5%	2,570	7,315	-64.9%

CPFL SUL PAULISTA

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	40,954	43,903	-6.7%	81,517	86,146	-5.4%
Net Operating Revenues	27,957	30,354	-7.9%	55,054	59,314	-7.2%
Cost of Electric Power	(15,560)	(14,110)	10.3%	(30,961)	(28,459)	8.8%
Operating Costs & Expenses	(6,894)	(10,234)	-32.6%	(13,767)	(18,681)	-26.3%
EBIT	5,503	6,010	-8.4%	10,327	12,173	-15.2%
EBITDA (IFRS)(1)	6,046	6,834	-11.5%	11,441	13,759	-16.8%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,686	6,807	-16.5%	11,104	13,537	-18.0%
Financial Income (Expense)	(614)	(102)	504.2%	(1,039)	(95)	988.4%
Income Before Taxes	4,889	5,909	-17.3%	9,287	12,078	-23.1%
NET INCOME (IFRS)	3,579	4,361	-17.9%	6,482	8,326	-22.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,410	4,342	-21.5%	6,325	8,073	-21.7%

CPFL JAGUARI

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	36,760	39,056	-5.9%	73,546	76,563	-3.9%
Net Operating Revenues	23,626	25,488	-7.3%	46,763	49,529	-5.6%
Cost of Electric Power	(16,241)	(14,240)	14.1%	(32,158)	(28,831)	11.5%
Operating Costs & Expenses	(4,093)	(6,532)	-37.3%	(7,494)	(11,155)	-32.8%
EBIT	3,293	4,716	-30.2%	7,112	9,543	-25.5%
EBITDA (IFRS)(1)	3,733	5,278	-29.3%	8,012	10,643	-24.7%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	2,675	5,146	-48.0%	6,416	10,406	-38.3%
Financial Income (Expense)	(783)	200	-490.7%	(845)	317	-366.5%
Income Before Taxes	2,509	4,917	-49.0%	6,267	9,860	-36.4%
NET INCOME (IFRS)	1,799	3,557	-49.4%	4,286	6,821	-37.2%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,131	3,438	-67.1%	3,269	6,682	-51.1%

CPFL MOCOCA

	2Q12	2Q11	Var.	1H12	1H11	Var.
Gross Operating Revenues	23,260	23,808	-2.3%	46,620	45,731	1.9%
Net Operating Revenues	15,743	16,525	-4.7%	31,528	31,197	1.1%
Cost of Electric Power	(9,142)	(8,420)	8.6%	(18,131)	(16,845)	7.6%
Operating Costs & Expenses	(4,386)	(6,038)	-27.4%	(8,922)	(10,365)	-13.9%
EBIT	2,215	2,068	7.1%	4,475	3,987	12.3%
EBITDA (IFRS)(1)	2,538	2,545	-0.3%	5,213	4,909	6.2%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	3,591	2,465	45.7%	6,938	4,990	39.0%
Financial Income (Expense)	(678)	(89)	661.0%	(963)	(41)	2229.5%
Income Before Taxes	1,537	1,979	-22.3%	3,512	3,946	-11.0%
NET INCOME (IFRS)	1,224	1,611	-24.0%	2,533	2,903	-12.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,949	1,569	24.2%	3,721	2,981	24.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities and excludes the non-recurring effects.

2Q12 Results | August 06, 2012

12.8) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	2,018	1,812	11.4%	4,029	3,725	8.2%
Industrial	3,016	3,000	0.5%	5,924	5,843	1.4%
Commercial	1,274	1,176	8.3%	2,579	2,438	5.8%
Others	1,000	910	10.0%	1,928	1,815	6.3%
Total	7,308	6,898	6.0%	14,460	13,822	4.6%

CPFL Piratininga
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	897	808	11.1%	1,816	1,691	7.4%
Industrial	2,121	2,113	0.4%	4,111	4,116	-0.1%
Commercial	542	482	12.4%	1,091	1,015	7.5%
Others	272	260	4.5%	536	515	4.2%
Total	3,832	3,663	4.6%	7,553	7,336	3.0%

RGE
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	511	479	6.8%	1,046	979	6.8%
Industrial	750	904	-17.0%	1,628	1,784	-8.7%
Commercial	325	294	10.5%	683	617	10.7%
Others	575	559	2.9%	1,247	1,143	9.1%
Total	2,162	2,236	-3.3%	4,604	4,523	1.8%

CPFL Santa Cruz
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	78	73	6.6%	156	148	5.5%
Industrial	52	54	-3.7%	101	100	0.2%
Commercial	39	37	5.6%	81	77	5.2%
Others	83	83	0.1%	171	156	9.2%
Total	252	247	2.0%	509	483	5.5%

CPFL Jaguari
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	19	18	7.9%	38	37	4.2%
Industrial	88	81	8.9%	177	165	7.1%
Commercial	10	10	1.7%	21	21	0.5%
Others	9	9	3.5%	19	18	1.4%
Total	127	118	7.7%	255	241	5.7%

CPFL Mococa
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	17	16	6.6%	33	32	2.5%
Industrial	16	15	10.0%	30	30	1.4%
Commercial	7	7	9.2%	15	14	5.7%
Others	14	13	6.9%	27	26	2.6%
Total	54	50	8.0%	105	102	2.7%

CPFL Leste Paulista
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	22	21	5.3%	44	43	2.0%
Industrial	19	18	2.7%	36	35	5.3%
Commercial	10	10	7.0%	21	19	6.3%
Others	26	26	-1.0%	48	47	1.8%
Total	77	75	2.7%	149	144	3.3%

CPFL Sul Paulista
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	33	30	7.9%	64	61	5.2%
Industrial	53	53	0.9%	100	104	-4.2%
Commercial	13	12	6.2%	27	26	4.4%
Others	23	22	3.2%	45	44	3.0%
Total	122	117	3.7%	236	235	0.5%

2Q12 Results | August 06, 2012

12.9) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	2,018	1,812	11.4%	4,029	3,725	8.2%
Industrial	1,152	1,217	-5.3%	2,302	2,390	-3.7%
Commercial	1,216	1,126	8.0%	2,464	2,334	5.6%
Others	983	894	10.0%	1,895	1,782	6.3%
Total	5,370	5,049	6.4%	10,690	10,231	4.5%

CPFL Piratininga
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	897	808	11.1%	1,816	1,691	7.4%
Industrial	654	702	-6.9%	1,290	1,406	-8.3%
Commercial	497	441	12.6%	999	929	7.5%
Others	266	255	4.3%	524	504	4.0%
Total	2,313	2,206	4.9%	4,629	4,530	2.2%

RGE
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	511	479	6.8%	1,046	979	6.8%
Industrial	473	540	-12.5%	944	1,066	-11.4%
Commercial	319	293	9.0%	671	613	9.4%
Others	575	559	2.9%	1,247	1,143	9.1%
Total	1,878	1,870	0.4%	3,908	3,801	2.8%

CPFL Santa Cruz
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	78	73	6.6%	156	148	5.5%
Industrial	45	49	-8.0%	87	91	-5.2%
Commercial	39	37	5.6%	81	77	5.2%
Others	83	83	0.1%	171	156	9.2%
Total	245	242	1.3%	495	473	4.6%

CPFL Jaguari
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	19	18	7.9%	38	37	4.2%
Industrial	71	70	2.2%	137	138	-1.1%
Commercial	10	10	1.7%	21	21	0.5%
Others	9	9	3.5%	19	18	1.4%
Total	111	107	3.2%	215	214	0.2%

CPFL Mococa
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	17	16	6.6%	33	32	2.5%
Industrial	13	15	-11.1%	26	30	-13.9%
Commercial	7	7	9.2%	15	14	5.7%
Others	14	13	6.9%	27	26	2.6%
Total	51	50	1.9%	101	102	-1.8%

CPFL Leste Paulista
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	22	21	5.3%	44	43	2.0%
Industrial	6	7	-5.7%	12	14	-13.2%
Commercial	10	10	7.0%	21	19	6.3%
Others	26	26	-1.0%	48	47	1.8%
Total	65	64	1.8%	125	124	0.9%

CPFL Sul Paulista
	2Q12	2Q11	Var.	1H12	1H11	Var.
Residential	33	30	7.9%	64	61	5.2%
Industrial	23	28	-19.7%	45	57	-20.4%
Commercial	13	12	6.2%	27	26	4.4%
Others	23	22	3.2%	45	44	3.0%
Total	91	93	-1.8%	181	188	-3.2%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.